

Tanger®







OUTLETS







2006 Annual Report

TANGER FACTORY OUTLET CENTERS, INC


KENNETH COLE

MYRTLE BEACH, SC HWY 17


TANGER®


Myrtle Beach, SC


Locust Grove, GA

company OVERVIEW

Sparked by consumer's love of a bargain, Stanley K. Tanger founded Tanger Factory Outlet Centers, Inc. in 1981. Tanger pioneered the dynamic outlet industry and today we are the largest developer of outlet shopping centers nationwide.

The Tanger Brand currently owns and operates 32 trademarked outlet centers located in 22 of the nation's most populated and tourist attractive states across America. The portfolio represents 9.1 million square feet of the nation's top branded and largely desired manufacturers in the country. Tanger's trademarked outlet shopping destinations welcome more than 150 million shoppers nationwide each year.

Tanger is headquartered in Greensboro, North Carolina and is a self-administered, self-managed real estate investment trust focused on the acquisition, development, leasing and management of upscale outlet shopping centers. The Company became the first publicly held outlet center developer in May 1993. Tanger shares are proudly traded on the New York Stock Exchange under the ticker symbol SKT.

As the leading outlet center developer, Tanger specializes in providing innovative retail development and management solutions to our clients and partners. We deliver an entrepreneurial approach and creative thinking. National in scope, we possess unparalleled experience in developing, merchandising, leasing and operating upscale outlet centers.

For more than twenty-six years, we've built our reputation one success at a time. Starting with a vision and a strategic plan that are innovative and achievable...to connecting with premier retail entities that meet the needs of the trade-area consumer...to ongoing, highly focused property management.

The Tanger difference is about success.
We make it happen.


Eddie Bauer


TANGER®


Wisconsin Dells, WI
Blowing Rock, NC
Hilton Head, SC

financial HIGHLIGHTS

(In thousands, except per share and percent data)

For the Year	2006	2005	% Change
Total revenues	$211,711	$198,761	+7
Operating income	$69,099	$74,011	-7
Funds from operations available to common shareholders (1)	$83,246	$60,046	+39
Dividends and distributions	$54,939	$44,087	+25
Average shares outstanding (2)	37,148	34,713	+7
Average sales per square foot	$338	$320	+6
Per Share			
Funds from operations available to common shareholders (1)	$2.24	$1.73	+29
Dividends (3)	$1.34	$1.28	+5
Dividend payout ratio (4)	60%	74%	-19
At Year-End			
Real estate assets, before depreciation	$1,216,847	$1,152,866	+6
Total assets	$1,040,877	$1,000,605	+4
Common shares outstanding	31,041	30,749	+1
GLA open at year end			
Wholly-owned	8,388	8,261	
Partially-owned (unconsolidated)	667	402	
Managed	293	64	
Occupancy Rate (5)	97.5%	97%	

(1) Funds from operations is defined as net income (loss) available to common shareholders before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures.

(2) Assumes all share and unit options and partnership units of the Operating Partnership are converted to common shares.

(3) Represents per share amounts to common shareholders.

(4) Annual dividends and distributions as a percent of funds from operations available to common shareholders for such year.

(5) Represents occupancy at wholly owned centers.


$102
$114
$190
$199
$212
'02
'03
'04
'05
'06
$42
$47
$63
$60
$83
'02
'03
'04
'05
'06
5.5
5.3
5.1
8.3
8.4
'02
'03
'04
'05
'06

TOTAL REVENUE (in millions of dollars)

FUNDS FROM OPERATIONS (1) (in millions of dollars)

GROSS LEASABLE AREA Wholly Owned Centers (in millions of square feet)

CHAIRMAN & President's LETTER


TANGER®

To Our Fellow Shareholders:

We are pleased to report in 2006, Tanger had another successful year. We are proud to be a company that has paid a dividend every quarter since becoming a public company in 1993, and that has such a long-term record of producing strong total returns for its shareholders. Our low-risk and high return strategy has produced consistently impressive results. As you can see in the highlights below, our shareholders have been rewarded with outstanding returns on their investment:

- During 2006, our shareholders received a 41.5% total return on their investment in Tanger, up from 14.3% in 2005 and 38.1% in 2004
- Over the 5 year period ending in 2006, our shareholders received a total return of 413.50%, representing a compound annual return of approximately 39% per year
- We outperformed the S&P 500 for the 7th consecutive year and the NAREIT All Equity REIT Index for the 5th consecutive year
- Tanger ranked 1st among 9 mall REITs and 5th out of approximately 104 equity REITs in total return to shareholders during the last five years

Our consistently superior total returns to our shareholders are a direct result of our skilled, experienced management team's ability to perform at high levels, both financial and operational. Our success is driven by strong tenant sales, and the execution of our strategic plan by the entire Tanger Team. The outlet industry continues to be a profitable channel of distribution for our tenants. We are excited to be the major player in this growing industry. This is our business. This is our passion.

OUR FINANCIAL RESULTS

As of December 31, 2006, we had an equity market capitalization of over $1.5 billion and a total market capitalization of approximately $2.2 billion. This represents a 37% increase in our equity market capitalization and a 24% increase in our total market capitalization since December 31, 2005. In fact, our total market capitalization has increased by a compound average rate of approximately 30% over the past five years.

Our financial results for the year ended December 31, 2006 were reduced by a $1.5 million one time charge for the abandonment of acquisition due diligence costs, which were incurred in connection with structuring and submitting a proposal to acquire a significant portfolio from a public REIT. Our management team and our Board of Directors agreed that this portfolio of shopping centers would be a good fit with our existing assets and were confident that, if acquired at the right price, would be accretive to earnings and a benefit to our shareholders. Unfortunately, our proposal was ultimately not accepted.

Our comparative results for the year were impacted by a charge for the early extinguishment of debt of $9.9 million in the fourth quarter of 2005 and a similar charge of $917,000 in the third quarter of 2006. Our decision to retire debt before its maturity gave us the ability to obtain an investment grade rating and to take advantage of lower long-term fixed rates in the unsecured public bond market. Excluding these charges and the abandoned acquisition due diligence costs, our FFO increased 14.9% from $2.01 per share to $2.31 per share.

Our FFO growth during 2006 was impressive and a direct result of our acquisition of the remaining two-thirds interest in the Charter Oak portfolio in December of 2005, as well as the exceptional



Stanley K. Tanger
Founder, Chairman of the Board &
Chief Executive Officer



Steven B. Tanger
President &
Chief Operating Officer



performance of our existing portfolio of outlet centers. Same center net operating income for our portfolio increased 3.1% during 2006, driven by continuing increases in our tenants' sales and our ability to obtain higher rental rates throughout our portfolio.

Financial flexibility and a strong balance sheet are accomplished by staggering debt maturities, managing interest rate risk and variable interest rate exposure, while maintaining a conservative leverage position and a high interest coverage ratio. We are pleased to report our balance sheet is in great shape. Our debt to total market capitalization at the end of the year was approximately 30.8%. This compares favorably to 37.4% as of year end 2005 and 35.1% as of year end 2004. We also maintained a very strong interest coverage ratio of 3.13 times for the year ended December 31, 2006.

In August of 2006, we successfully raised $149.5 million of 3.75% exchangeable senior notes, and used the proceeds to repay all of our outstanding variable rate unsecured debt and lines of credit, in addition to retiring approximately $15.2 million of 8.86% fixed rate secured debt prior to its maturity. As a result, we did not have any variable rate debt outstanding at the end of the year and we did not have any amounts outstanding on our $200 million in unsecured lines of credit. We do not have any significant debt maturities until February 2008. At that time, our $100 million 9.125% unsecured notes mature. Based on current market conditions and our investment grade ratings, we expect a significant savings in interest expense when these notes are refinanced.

OUR NEW DEVELOPMENTS

During August of 2006, we opened our two newest centers, one in Charleston, South Carolina and the other in Wisconsin Dells, Wisconsin. Both of these projects are located in high traffic tourist destinations. We currently have over 87% of the space open within the Charleston center. Tenants include Gap, Banana Republic, Liz Claiborne, Nike, Adidas, Tommy Hilfiger, Guess, Brooks Brothers, Reebok and many others.

We also have 99% of the space open within the Wisconsin Dells center, in which we own a 50% interest through a joint venture arrangement with our local partner. Tenants in this center include Polo Ralph Lauren, Abercrombie & Fitch, Hollister, Gap, Banana Republic, Old Navy, Liz Claiborne, Nike, Adidas, Tommy Hilfiger and many others.

With regards to our future development site south of Pittsburgh, Pennsylvania, just off Interstate Highway 79 on Racetrack Road, we closed on the acquisition of the development site land for $4.8 million on October 5, 2006 and have completed the relocation of the power lines located on our property. Tenant interest in this site remains robust with over 50% hard, signed leases in hand for the first phase at this time.

As for our new development site on Cammack Road in Deer Park (Long Island), New York, we have worked our way through the permitting process and began the demolition of the existing buildings and parking lots during the fourth quarter of 2006. We own a one-third interest in this development through a joint venture arrangement with our two equal partners.

We also have plans to expand four of our wholly-owned centers which will amount to approximately 140,000 square feet in total. These expansions will be located in Barstow, California; Branson, Missouri; Gonzales, Louisiana; and Tilton, New Hampshire.

Our development pipeline does not end here. We have signed an option on a potential new development site and are in the process of negotiating options on two additional sites.

OUR OPERATING PERFORMANCE

We are pleased to report that the positive rent spreads we achieved the last few years continued into 2006. During 2006, we executed approximately 86% of the 1.8 million square feet of leases that came up for renewal throughout our wholly-owned portfolio with an average increase on the executed renewals of 11.4% on a straight-line basis. Renewal spreads on a cash basis were up 8.2% compared to 6.0% last year and 5.6% in 2004. Approximately 190,000 square feet of the space not renewed with the existing tenants was at our option, giving us the opportunity to upgrading our co-tenancy or expanding existing tenants' stores at a number of locations. Excluding this space, we actually renewed 96% of the space that came up for renewal during 2006.

We also re-tenanted over 465,000 square feet during 2006 at an increase in average base rent, on a straight-line basis, of 22.9% over the rent that was being paid by the previous tenant prior to their vacating the space. Re-tenanting spreads on a cash basis were up 16.6% compared to 7.1% last year. Our leasing momentum remains strong, with tenants on waiting lists for several of our properties.

As the industry leader, we take pride in our ability to introduce new manufacturers and brand name retailers to the outlet concept, as well as work with existing tenants to extend their brand names through new concept stores. During 2006, we opened stores with new tenants such as Gymboree, American Eagle Outfitters, Juicy Couture, Hollister, Lane Bryant, Abercrombie & Fitch, Hartman Luggage, White House / Black Market, UGGs and Hot Topic, just to name a few.

The overall occupancy rate for our wholly-owned stabilized properties was 97.5% at the end of the year, compared to 97.0% at the end of last year, making this the 26th consecutive year that we have achieved a year end occupancy level of at least 95%.

Reported tenant sales on a comparable basis representing approximately 82% of the occupied square footage within our wholly-owned portfolio increased 4.8% for the rolling twelve months ended December 2006 to $338 per square foot. This compares favorably to a 3.4% increase in 2005 and a 3.2% increase in 2004.

For the past several years we have been strategically improving the tenant mix at many of our locations by moving tenants, replacing tenants and bringing in higher volume brand names. We call this highly successful process the Tanger Shuffle. The Tanger Shuffle is working, as a number of our centers experienced above average increases in sales from 2005 to 2006. As an example, our center in Barstow, California saw a 34% increase in sales resulting from the addition of tenants such as Coach, Guess? and Polo. Sales at our center in Foley, Alabama were up over 19% with the addition of Old Navy, Tommy Hilfiger and The Gap. Our Locust Grove, Georgia center experienced a 17% increase in sales assisted by the addition of Polo, The Children's Place and others. And our center in Tilton, New Hampshire saw sales increase 10% with the addition of tenants such as Pacific Sunwear and Starbucks as well as large increases in sales at Coach and Banana Republic.

Our tenants' sales have grown at a compounded average rate higher than inflation. This tells us that in spite of the ever increasing options consumers have for shopping, the outlet concept continues to attract more of the consumer's retail dollars. The outlet industry continues to be a very profitable distribution channel for our tenants and demand for space remains strong. People love to buy directly from the manufacturer, cutting out the middle man.

Because of our long-term consistently high performance measures, it would be easy to fall into the trap of thinking this is a simple business. Nothing could be farther from the truth. The old saying, "if it was easy everyone would do it" certainly does not apply to our industry. Our tremendous operating results are a


San Marcos, TX
Lincoln City, OR
Westbrook, CT

TANGER®

direct result of our strong tenant relationships, our many years of experience in the outlet sector and our innovative group of Tanger professionals.

The Tanger success story begins with our people. The Tanger people have the experience and knowledge to size up complex situations and seize opportunities. Their entrepreneurial spirit is second to none, while their honesty and integrity are as unquestionable as their experience. You will find this quality in every department and at every level at Tanger. They are a bright team of people that are working together more efficiently than ever while maintaining our reputation as the leader in our industry. It is above all, the quality of our people that makes us so optimistic about our future.

OUTLOOK FOR 2007

While our philosophy is always to under promise and over perform, we are once again looking forward to another great year.

We expect to see a positive impact on our rental income in 2007. Our renewal and re-leasing rental spreads should continue to be very positive in 2007. For example, as of the end of January 2007, we had obtained executed renewals for 613,000 square feet, or 40% of the space coming up for renewal during 2007 with an increase in average base rental rates of 13.4% on a straight-line basis. At the same time, we also re-tenanted over 225,000 square feet.

Our two new centers in Charleston, South Carolina and Wisconsin Dells, Wisconsin both of which opened in August of 2006, will be open all year in 2007 adding incremental income and FFO during the year. We are also looking forward to completing the development and leasing of our centers to be located near Pittsburgh, Pennsylvania and in Deer Park, New York. We expect these projects to be delivered in early 2008, providing future growth for our company in 2008. New ground up development is a phenomenal value creation opportunity for our company. Over the past 26 years we have developed the skill set to manage the risk associated with this type of development, including our philosophical discipline to never build on speculation.

Many of our 2007 goals will be the same as in prior years. We continue to focus on the details of our business, and our existing core portfolio of outlet centers, while searching for innovative ways to generate additional revenue and sales. We plan to once again judicially invest additional capital into the renovation of existing centers, to provide a new and fresh look for our tenants and our customers.

As the leaders of your management team and the largest shareholders of your company, we are proud to work with such a great group of professionals. We are advised by a dedicated Board of Directors that constantly offers us encouragement and motivation, while keeping us focused on long-term results. We remain committed to creating long-term shareholder value, and we have the passion and energy to make it happen.

Sincerely,

Stanley K. Tanger Founder, Chairman of the Board and Chief Executive Officer	Steven B. Tanger President and Chief Operating Officer

TANGER®


Fort Myers, FL
Tilton, NH

Foley, AL

locations across AMERICA


Tanger Corporate Headquarters
GREENSBORO, NC

CENTER	LOCATION	YEAR OPENED OR ACQUIRED	GLA IN SQUARE FEET YEAR END 2006
ALABAMA, BOAZ	I-59	1988	79,575
ALABAMA, FOLEY	I-10	2003	557,093
CALIFORNIA, BARSTOW	I-15	1995	109,600
CONNECTICUT, WESTBROOK	I-95	2003	291,051
DELAWARE, REHOBOTH BEACH	RTE. 1	2003	568,926
FLORIDA, FORT MYERS (SANIBEL)	I-75	1998	198,924
GEORGIA, COMMERCE I	I-85	1989	185,750
GEORGIA, COMMERCE II	I-85	1995	346,244
GEORGIA, LOCUST GROVE	I-75	1994	293,868
ILLINOIS, TUSCOLA	I-57	2003	256,514
IOWA, WILLIAMSBURG	I-80	1991	277,230
LOUISIANA, GONZALES	I-10	1992	243,499
MAINE, KITTERY I	RTE. 1	1986	59,694
MAINE, KITTERY II	RTE. 1	1989	24,619
MICHIGAN, HOWELL	I-96	2002	324,631
MICHIGAN, WEST BRANCH	I-75	1991	112,120
MISSOURI, BRANSON	HWY 76	1994	277,883
NEW HAMPSHIRE, TILTON	I-93	2003	227,998
NEW YORK, RIVERHEAD	I-495	1993	729,315
NORTH CAROLINA, BLOWING ROCK	HWY 321	1997	104,280
NORTH CAROLINA, NAGS HEAD	HWY 158	1997	82,178
OREGON, LINCOLN CITY	HWY 101	2003	270,280
PENNSYLVANIA, LANCASTER	RTE. 30	1994	255,152
SOUTH CAROLINA, CHARLESTON	I-26	2006	352,260
SOUTH CAROLINA, HILTON HEAD	HWY 278	2003	352,260
SOUTH CAROLINA, MYRTLE BEACH	HWY 17	2002	401,992
SOUTH CAROLINA, MYRTLE BEACH	HWY 501	2003	426,417
TENNESSEE, SEVIERVILLE	HWY 441	1997	419,038
TEXAS, SAN MARCOS	I-35	1993	442,510
TEXAS, TERRELL	I-20	1994	177,490
UTAH, PARK CITY	I-80	2003	300,602
WISCONSIN, WISCONSIN DELLS	I-90/94	2006	264,929


San Marcos, TX
Barstow, CA

Form 10-K
TANGER OUTLETS

Form 10-K
TANGER OUTLETS

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________


SEC MAIL
RECEIVED
PROCESSING
APR 12 2007
WASH. D.C.
186
SECTION

Commission file number 1-11986

TANGER FACTORY OUTLET CENTERS, INC.
(Exact name of Registrant as specified in its charter)

North Carolina
(State or other jurisdiction of incorporation or organization)

56-1815473
(I.R.S. Employer Identification No.)

3200 Northline Avenue, Suite 360
Greensboro, NC 27408
(Address of principal executive offices)

(336) 292-3010
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Shares, $.01 par value	New York Stock Exchange
7.5% Class C Cumulative Preferred Shares, Liquidation Preference $25 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Securities and Exchange Act of 1934). ☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting shares held by non-affiliates of the Registrant was approximately $1,231,027,000 based on the closing price on the New York Stock Exchange for such stock on February 1, 2007.

The number of Common Shares of the Registrant outstanding as of February 1, 2007 was 31,041,336.

Documents Incorporated By Reference

Part III incorporates certain information by reference from the Registrant's definitive proxy statement to be filed with respect to the Annual Meeting of Shareholders to be held May 18, 2007.

PART I

Item 1. Business

The Company

Tanger Factory Outlet Centers, Inc. and subsidiaries is one of the largest owners and operators of factory outlet centers in the United States. We are a fully-integrated, self-administered and self-managed real estate investment trust, or REIT, that focuses exclusively on developing, acquiring, owning, operating and managing factory outlet shopping centers. As of December 31, 2006, we owned 30 outlet centers, with a total gross leasable area, or GLA, of approximately 8.4 million square feet. These factory outlet centers were 98% occupied and contained over 1,800 stores, representing approximately 380 store brands. Also, we owned a 50% interest in two outlet centers with a GLA of approximately 667,000 square feet and managed for a fee three outlet centers with a GLA of approximately 293,000 square feet.

Our factory outlet centers and other assets are held by, and all of our operations are conducted by, Tanger Properties Limited Partnership and subsidiaries. Accordingly, the descriptions of our business, employees and properties are also descriptions of the business, employees and properties of the Operating Partnership. Unless the context indicates otherwise, the term "Company" refers to Tanger Factory Outlet Centers, Inc. and subsidiaries and the term "Operating Partnership" refers to Tanger Properties Limited Partnership and subsidiaries. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

We own the majority of the units of partnership interest issued by the Operating Partnership through our two wholly-owned subsidiaries, the Tanger GP Trust and the Tanger LP Trust. The Tanger GP Trust controls the Operating Partnership as its sole general partner. The Tanger LP Trust holds a limited partnership interest. The Tanger family, through its ownership of the Tanger Family Limited Partnership, or TFLP, holds the remaining units as a limited partner. Stanley K. Tanger, our Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP.

As of December 31, 2006, our wholly-owned subsidiaries owned 15,520,668 units and TFLP owned the remaining 3,033,305 units. Each of TFLP's units is exchangeable for two of our common shares, subject to certain limitations to preserve our status as a REIT. As of February 1, 2007, our management beneficially owned approximately 19% of all outstanding common shares (assuming TFLP's units are exchanged for common shares but without giving effect to the exercise of any outstanding share and partnership unit options or the conversion of the exchangeable notes. See "Recent Developments" for discussion on exchangeable notes).

Ownership of our common shares is restricted to preserve our status as a REIT for federal income tax purposes. Subject to certain exceptions, a person may not actually or constructively own more than 4% of our common shares or 9.8% of our 7.5% Class C Cumulative Preferred Shares, or Class C Preferred Shares. We also operate in a manner intended to enable us to preserve our status as a REIT, including, among other things, making distributions with respect to our outstanding common shares equal to at least 90% of our taxable income each year.

We are a North Carolina corporation that was formed in March 1993. Our executive offices are currently located at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina, 27408 and our telephone number is (336) 292-3010. Our website can be accessed at www.tangeroutlet.com. A copy of our 10-K's, 10-Q's, and 8-K's can be obtained, free of charge, on our website.

Recent Developments

800,000 Class C Preferred Share Offering

In February 2006, we completed the issuance of an additional 800,000 Class C Preferred Shares, receiving net proceeds of approximately $19.4 million. The proceeds were used to pay down amounts outstanding on our unsecured lines of credit. We pay annual dividends equal to $1.875 per share and after the offering our total amount of Class C Preferred Shares outstanding was 3,000,000.

$149.5 million 3.75% Exchangeable Senior Unsecured Note Offering

In August 2006, the Operating Partnership issued $149.5 million of exchangeable senior unsecured notes that mature on August 15, 2026. The notes bear interest at a fixed coupon rate of 3.75%. The notes are exchangeable into the Company's common shares, at the option of the holder, at an initial exchange ratio, subject to adjustment, of 27.6856 shares per $1,000 principal amount of notes (or an initial exchange price of $36.1198 per common share). The notes are senior unsecured obligations of the Operating Partnership and are guaranteed by the Company on a senior unsecured basis. On and after August 18, 2011, holders may exchange their notes for cash in an amount equal to the lesser of the exchange value and the aggregate principal amount of the notes to be exchanged, and, at our option, Company common shares, cash or a combination thereof for any excess. Note holders may exchange their notes prior to August 18, 2011 only upon the occurrence of specified events. In addition, on August 18, 2011, August 15, 2016 or August 15, 2021, note holders may require us to repurchase the notes for an amount equal to the principal amount of the notes plus any accrued and unpaid interest up to, but excluding, the repurchase date. In no event will the total number of common shares issuable upon exchange exceed 4.9 million, subject to adjustments for dividend rate changes. Accordingly, we have reserved those shares.

We used the net proceeds from the issuance to repay in full our mortgage debt outstanding with Woodman of the World Life Insurance Society totaling approximately $15.3 million, with an interest rate of 8.86% and an original maturity of September 2010. We also repaid all amounts outstanding under our unsecured lines of credit and a $53.5 million variable rate unsecured term loan with Wells Fargo with a weighted average interest rate of approximately 6.3%. As a result of the early repayment, we recognized a charge for the early extinguishment of the mortgages and term loan of approximately $917,000. The charge, which is included in interest expense, consisted of a prepayment premium of approximately $609,000 and the write-off of deferred loan fees totaling approximately $308,000.

Grand Opening of Development Projects: Charleston, South Carolina and Wisconsin Dells, Wisconsin

During the third quarter of 2006, we opened two new centers located in Wisconsin Dells, Wisconsin and Charleston, South Carolina. The 264,900 square foot center in Wisconsin Dells, Wisconsin is owned through a joint venture, Tanger Wisconsin Dells, LLC, or Tanger Wisconsin Dells, of which we own a 50% interest. We provide development, leasing and management services to the center for a fee. Tenants in the center include Polo Ralph Lauren, Abercrombie & Fitch, Hollister, Gap, Banana Republic, Old Navy, Liz Claiborne, Nike, Adidas, Tommy Hilfiger and many others.

Our 352,300 square foot center in Charleston, South Carolina is wholly owned by us. Tenants in the center include Gap, Banana Republic, Liz Claiborne, Nike, Adidas, Tommy Hilfiger, Guess, Reebok and many others.

On Going Development Projects: Pittsburgh, Pennsylvania and Deer Park (Long Island), New York

We continue the pre-development and leasing of two previously announced sites located near Pittsburgh, Pennsylvania and in Deer Park (Long Island), New York. During the fourth quarter of 2006, we closed on the acquisition of the Pittsburgh land for $4.8 million and have completed the relocation of the power lines located on our property. Tax incentive financing bonds have been issued, with net proceeds of approximately $16.8 million expected to be received by us as qualifying expenditures during construction of the center are incurred. We currently expect to deliver the first phase of the center, approximately 309,000 square feet, during the first quarter of 2008. The Pittsburgh center is wholly owned by us.

The Deer Park project is owned through a joint venture, Deer Park Enterprise, LLC, or Deer Park, of which we own a 33.3% interest. Demolition of the buildings located at the Deer Park site began during the third quarter of 2006 and we currently expect this center will contain over 800,000 square feet and will be delivered in the first quarter of 2008.

2007 Expansion Projects

During 2007 we plan to expand four centers by a combined 140,000 square feet. These centers are located in Barstow, California; Branson, Missouri; Gonzales, Louisiana and Tilton, New Hampshire. These expansions are projected to be completed during the fourth quarter of 2007.

Abandonment of Acquisition Due Diligence Costs

During 2006, we incurred a $1.5 million charge for the abandonment of acquisition due diligence costs, as we have decided we are no longer in a position to pursue a potential acquisition opportunity. The abandoned acquisition due diligence costs were incurred in connection with structuring, diligencing and submitting a proposal to acquire a significant portfolio from a public REIT that was exploring its strategic alternatives. The bid was requested, but ultimately not accepted, by the public REIT.

The Factory Outlet Concept

Factory outlets are manufacturer-operated retail stores that sell primarily first quality, branded products at significant discounts from regular retail prices charged by department stores and specialty stores. Factory outlet centers offer numerous advantages to both consumers and manufacturers. Manufacturers selling in factory outlet stores are often able to charge customers lower prices for brand name and designer products by eliminating the third party retailer. Factory outlet centers also typically have lower operating costs than other retailing formats, which enhance the manufacturer's profit potential. Factory outlet centers enable manufacturers to optimize the size of production runs while continuing to maintain control of their distribution channels. In addition, factory outlet centers benefit manufacturers by permitting them to sell out-of-season, overstocked or discontinued merchandise without alienating department stores or hampering the manufacturer's brand name, as is often the case when merchandise is distributed via discount chains.

We believe that factory outlet centers continue to present attractive opportunities for capital investment, particularly with respect to strategic new developments, re-merchandising plans and expansions of existing centers. We believe that under present conditions such development or expansion costs, coupled with current market lease rates, permit attractive investment returns. We further believe, based upon our contacts with present and prospective tenants, that many companies, including prospective new entrants into the factory outlet business, desire to open a number of new factory outlet stores in the next several years, particularly in markets where there are successful factory outlet centers in which such companies do not have a significant presence or where there are few factory outlet centers.

Our Factory Outlet Centers

Each of our factory outlet centers carries the Tanger brand name. We believe that national manufacturers and consumers recognize the Tanger brand as one that provides factory outlet shopping centers where consumers can trust the brand, quality and price of the merchandise they purchase directly from the manufacturers.

As one of the original participants in this industry, we have developed long-standing relationships with many national and regional manufacturers. Because of our established relationships with many manufacturers, we believe we are well positioned to capitalize on industry growth.

Our factory outlet centers range in size from 24,619 to 729,315 square feet of GLA and are typically located at least 10 miles from major department stores and manufacturer-owned, full-price retail stores. Manufacturers prefer these locations so that they do not compete directly with their major customers and their own stores. Many of our factory outlet centers are located near tourist destinations to attract tourists who consider shopping to be a recreational activity. Our centers are typically situated in close proximity to interstate highways that provide accessibility and visibility to potential customers.

As of February 1, 2007, we had a diverse tenant base comprised of approximately 380 different well-known, upscale, national designer or brand name concepts, such as Liz Claiborne, GAP, Banana Republic, Old Navy, Polo Ralph Lauren, Reebok, Tommy Hilfiger, Nautica, Abercrombie & Fitch, Hollister, Eddie Bauer, Coach Leatherware, Brooks Brothers, Nike and others. Most of the factory outlet stores are directly operated by the respective manufacturer.

No single tenant (including affiliates) accounted for 10% or more of combined base and percentage rental revenues during 2006, 2005 and 2004. As of February 1, 2007, our largest tenant, including all of its store concepts, accounted for approximately 7.1% of our GLA. Because our typical tenant is a large, national manufacturer, we have not experienced any significant problems with respect to rent collections or lease defaults.

Revenues from fixed rents and operating expense reimbursements accounted for approximately 89% of our total revenues in 2006. Revenues from contingent sources, such as percentage rents, vending income and miscellaneous income, accounted for approximately 11% of 2006 revenues. As a result, only small portions of our revenues are dependent on contingent revenue sources.

Business History

Stanley K. Tanger, the Company's founder, Chairman and Chief Executive Officer, entered the factory outlet center business in 1981. Prior to founding our company, Stanley K. Tanger and his son, Steven B. Tanger, our President and Chief Operating Officer, built and managed a successful family owned apparel manufacturing business, Tanger/Creighton Inc., or Tanger/Creighton, which business included the operation of five factory outlet stores. Based on their knowledge of the apparel and retail industries, as well as their experience operating Tanger/Creighton's factory outlet stores, they recognized that there would be a demand for factory outlet centers where a number of manufacturers could operate in a single location and attract a large number of shoppers.

In 1981, Stanley K. Tanger began developing successful factory outlet centers. Steven B. Tanger joined the Company in 1986 and by June 1993, the Tangers had developed 17 centers with a total GLA of approximately 1.5 million square feet. In June 1993, we completed our initial public offering, making Tanger Factory Outlet Centers, Inc. the first publicly traded outlet center company. Since our initial public offering, we have grown our portfolio through the strategic development, expansion and acquisition of outlet centers and are now one of the largest owner operators of factory outlet centers in the country.

Business, Growth and Operating Strategy

BUSINESS STRATEGY

We maintain strong tenant relationships with high volume manufacturers and retailers that have a selective presence in the outlet industry. These relationships help solidify our position in the manufacturer outlet business.

We are a very experienced company within the outlet industry with over 26 years of experience in the sector and over 13 years as a public company. We have a seasoned team of real estate professionals with many years of experience in the outlet industry. We believe our competitive advantage in the manufacturers' outlet business is a result of our experience in the business, long-standing relationships with tenants and expertise in the development and operation of manufacturers' outlet centers.

As of December 31, 2006, our wholly owned, stabilized properties were 98% occupied with average tenant sales of $338 per square foot. Our properties have had an occupancy rate on December 31st of 95% or greater for the last 26 years. The ability to achieve such a level is a testament to our tenant relationships and the quality of our centers.

GROWTH STRATEGY

We seek growth through increasing rents in our existing centers, developing new centers, expanding existing centers and acquiring centers.

Increasing Rents at Existing Centers

Our leasing strategy includes aggressively marketing available space and maintaining a high level of occupancy; providing for inflation-based contractual rent increases or periodic fixed contractual rent increases in substantially all leases; renewing leases at higher base rents per square foot; re-tenanting space occupied by under performing tenants and continuing to sign leases that provide for percentage rents.

Developing New Centers and Expanding Existing Centers

We believe that there continues to be significant opportunities to develop factory outlet centers across the United States of America. We intend to undertake such development selectively, and believe that we will have a competitive advantage in doing so as a result of our development expertise, tenant relationships and access to capital. We expect that the development of new centers and the expansion of existing centers will continue to be a substantial part of our growth strategy. We believe that our development experience and strong tenant relationships enable us to determine site viability on a timely and cost-effective basis. However, there can be no assurance that any development or expansion projects will be commenced or completed as scheduled.

We typically seek opportunities to develop or acquire new centers in locations that have at least 1 million people residing within an hours drive, an average household income within a 30-mile radius of at least $60,000 per year and access to frontage on a major or interstate highway with a traffic count of at least 45,000 cars per day. We also consider tourist markets that receive at least 5 million visitors annually. Our current goal is to target sites that are large enough to support centers with approximately 75 stores totaling at least 300,000 square feet of GLA. We will vary our minimum conditions based on the particular characteristics of a site.

We generally pre-lease at least 50% of the space in each center prior to acquiring the site and beginning construction. Construction of a new factory outlet center has normally taken us nine to twelve months from groundbreaking to the opening of the first tenant store. Construction of expansions to existing properties typically takes less time, usually between six to nine months.

Acquiring Centers

We may selectively acquire individual properties or portfolios of properties that meet our strategic investment criteria as suitable opportunities arise. We believe that our extensive experience in the outlet center business, access to capital markets, familiarity with real estate markets and management experience will allow us to evaluate and execute our acquisition strategy successfully. Furthermore, we believe that we will be able to enhance the operation of acquired properties as a result of our tenant relationships and experience in the outlet industry.

OPERATING STRATEGY

Our primary business objective is to enhance the value of our properties and operations by increasing cash flow. We plan to achieve this objective through continuing efforts to improve tenant sales and profitability, and to enhance the opportunity for higher base and percentage rents.

Leasing

We pursue an active leasing strategy through long-standing relationships with a broad range of tenants including manufacturers of men's, women's and children's ready-to-wear, lifestyle apparel, footwear, accessories, tableware, housewares, linens and domestic goods. Key tenants are placed in strategic locations to draw customers into each center and to encourage shopping at more than one store. We continually monitor tenant mix, store size, store location and sales performance, and work with tenants to improve each center through re-sizing, re-location and joint promotion.

Marketing

We develop branded property-specific marketing plans annually to deliver the message of superior outlet brand name assortment, selection and savings. We closely examine our plans each year to ensure we are reaching the right markets and shoppers with the right message to drive traffic to our centers nationwide. Our plans include strategic advertising, enticing promotions, incentives and events to targeted audiences for meaningful and measurable results. Customer satisfaction and retention are always a high priority. The majority of consumer-marketing expenses incurred by the Company are reimbursable by our tenants.

Capital Strategy

We achieve a strong and flexible financial position by: (1) managing our leverage position relative to our portfolio when pursuing new development and expansion opportunities, (2) extending and sequencing debt maturities, (3) managing our interest rate risk through a proper mix of fixed and variable rate debt, (4) managing our liquidity by maintaining and using our lines of credit in a conservative manner and (5) preserving internally generated sources of capital by strategically divesting our underperforming assets and maintaining a conservative distribution payout ratio.

We intend to retain the ability to raise additional capital, including public debt or equity, to pursue attractive investment opportunities that may arise and to otherwise act in a manner that we believe to be in our shareholders' best interests. During the third quarter of 2006, we updated our shelf registration as a well known seasoned issuer where we will be able to register unspecified amounts of different classes of securities on Form S-3. To generate capital to reinvest into other attractive investment opportunities, we may also consider the use of additional operational and developmental joint ventures, the sale or lease of outparcels on our existing properties and the sale of certain properties that do not meet our long-term investment criteria.

We maintain unsecured lines of credit that provided for unsecured borrowings up to $200 million at December 31, 2006, an increase of $50 million in capacity from December 31, 2005. These lines of credit expire June 30, 2009 or later. Based on cash provided by operations, existing credit facilities, ongoing negotiations with certain financial institutions and our ability to sell debt or equity subject to market conditions, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2007.

Competition

We carefully consider the degree of existing and planned competition in a proposed area before deciding to develop, acquire or expand a new center. Our centers compete for customers primarily with factory outlet centers built and operated by different developers, traditional shopping malls and full- and off-price retailers. However, we believe that the majority of our customers visit factory outlet centers because they are intent on buying name-brand products at discounted prices. Traditional full- and off-price retailers are often unable to provide such a variety of name-brand products at attractive prices.

Tenants of factory outlet centers typically avoid direct competition with major retailers and their own specialty stores, and, therefore, generally insist that the outlet centers be located not less than 10 miles from the nearest major department store or the tenants' own specialty stores. For this reason, our centers compete only to a very limited extent with traditional malls in or near metropolitan areas.

We compete favorably with two large national owners of factory outlet centers and numerous small owners. During the last several years, the factory outlet industry has been consolidating with smaller, less capitalized operators struggling to compete with, or being acquired by, larger, national factory outlet operators. Since 2000 the number of factory outlet centers in the United States has decreased while the average size factory outlet center has increased. During this period of consolidation, the high barriers to entry in the factory outlet industry, including the need for extensive relationships with premier brand name manufacturers, have minimized the number of new factory outlet centers. This consolidation trend and the high barriers to entry, along with our national presence, access to capital and extensive tenant relationships, have allowed us to grow our business and improve our market position.

Corporate and Regional Headquarters

We rent space in an office building in Greensboro, North Carolina in which our corporate headquarters are located. In addition, we rent a regional office in New York City, New York under a lease agreement and sublease agreement, respectively, to better service our principal fashion-related tenants, many of whom are based in and around that area.

We maintain offices and employ on-site managers at 32 centers. The managers closely monitor the operation, marketing and local relationships at each of their centers.

Insurance

We believe that as a whole our properties are covered by adequate comprehensive liability, fire, flood, earthquake and extended loss insurance provided by reputable companies with commercially reasonable and customary deductibles and limits.. Northline Indemnity, LLC, or Northline, a wholly owned captive insurance subsidiary of the Operating Partnership, is responsible for losses up to certain levels for property damage (including wind damage from hurricanes) prior to third-party insurance coverage. Specified types and amounts of insurance are required to be carried by each tenant under their lease agreement with us. There are however, types of losses, like those resulting from wars or nuclear radiation, which may either be uninsurable or not economically insurable in some or all of our locations. An uninsured loss could result in a loss to us of both our capital investment and anticipated profits from the affected property.

Employees

As of February 1, 2007, we had 200 full-time employees, located at our corporate headquarters in North Carolina, our regional office in New York and our 32 business offices. At that date, we also employed 221 part-time employees at various locations.

Item 1A. Risk Factors

Risks Related to our Business

We face competition for the acquisition of factory outlet centers, and we may not be able to complete acquisitions that we have identified.

One component of our business strategy is expansion through acquisitions, and we may not be successful in completing acquisitions that are consistent with our strategy. We compete with institutional pension funds, private equity investors, other REITs, small owners of factory outlet centers, specialty stores and others who are engaged in the acquisition, development or ownership of factory outlet centers and stores. These competitors may affect the supply/demand dynamics and, accordingly, increase the price we must pay for factory outlet centers we seek to acquire, and these competitors may succeed in acquiring those factory outlet centers themselves. Also, our potential acquisition targets may find our competitors to be more attractive acquirers because they may have greater marketing and financial resources, may be willing to pay more, or may have a more compatible operating philosophy. In addition, the number of entities competing for factory outlet centers may increase in the future, which would increase demand for these factory outlet centers and the prices we must pay to acquire them. If we pay higher prices for factory outlet centers, our profitability may be reduced. Also, once we have identified potential acquisitions, such acquisitions are subject to the successful completion of due diligence, the negotiation of definitive agreements and the satisfaction of customary closing conditions, and we cannot assure you that we will be able to reach acceptable terms with the sellers or that these conditions will be satisfied.

The economic performance and the market value of our factory outlet centers are dependent on risks associated with real property investments.

Real property investments are subject to varying degrees of risk. The economic performance and values of real estate may be affected by many factors, including changes in the national, regional and local economic climate, inflation, unemployment rates, consumer confidence, local conditions such as an oversupply of space or a reduction in demand for real estate in the area, the attractiveness of the properties to tenants, competition from other available space, our ability to provide adequate maintenance and insurance and increased operating costs.

Our earnings and therefore our profitability is entirely dependent on rental income from real property.

Substantially all of our income is derived from rental income from real property. Our income and funds for distribution would be adversely affected if a significant number of our tenants were unable to meet their obligations to us or if we were unable to lease a significant amount of space in our centers on economically favorable lease terms. In addition, the terms of factory outlet store tenant leases traditionally have been significantly shorter than in other retail segments. There can be no assurance that any tenant whose lease expires in the future will renew such lease or that we will be able to re-lease space on economically favorable terms.

We are substantially dependent on the results of operations of our retailers.

Our operations are necessarily subject to the results of operations of our retail tenants. A portion of our rental revenues are derived from percentage rents that directly depend on the sales volume of certain tenants. Accordingly, declines in these tenants' results of operations would reduce the income produced by our properties. If the sales of our retail tenants decline sufficiently, such tenants may be unable to pay their existing rents as such rents would represent a higher percentage of their sales. Any resulting leasing delays, failures to make payments or tenant bankruptcies could result in the termination of such tenants' leases.

A number of companies in the retail industry, including some of our tenants, have declared bankruptcy or have voluntarily closed certain of their stores in recent years. The bankruptcy of a major tenant or number of tenants may result in the closing of certain affected stores, and we may not be able to re-lease the resulting vacant space for some time or for equal or greater rent. Such bankruptcy could have a material adverse effect on our results of operations and could result in a lower level of funds for distribution.

We may be subject to environmental regulation.

Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property and may be responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in our property or disposed of by us, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). This liability may be imposed whether or not we knew about, or were responsible for, the presence of hazardous or toxic substances.

We are required by law to make distributions to our shareholders.

To obtain the favorable tax treatment associated with our qualification as a REIT, generally, we are required to distribute to our common and preferred shareholders at least 90.0% of our net taxable income (excluding capital gains) each year. We depend upon distributions or other payments from our Operating Partnership to make distributions to our common and preferred shareholders.

Our failure to qualify as a REIT could subject our earnings to corporate level taxation.

We believe that we have operated and intend to operate in a manner that permits us to qualify as a REIT under the Internal Revenue Code of 1986, as amended. However, we cannot assure you that we have qualified or will remain qualified as a REIT. If in any taxable year we were to fail to qualify as a REIT and certain statutory relief provisions were not applicable, we would not be allowed a deduction for distributions to shareholders in computing taxable income and would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Our failure to qualify for taxation as a REIT would have an adverse effect on the market price and marketability of our securities.

We depend on distributions from our Operating Partnership to meet our financial obligations, including dividends.

Our operations are conducted by our Operating Partnership, and our only significant asset is our interest in our Operating Partnership. As a result, we depend upon distributions or other payments from our Operating Partnership in order to meet our financial obligations, including our obligations under any guarantees or to pay dividends or liquidation payments to our common and preferred shareholders. As a result, these obligations are effectively subordinated to existing and future liabilities of the Operating Partnership. Our Operating Partnership is a party to loan agreements with various bank lenders that require our Operating Partnership to comply with various financial and other covenants before it may make distributions to us. Although our Operating Partnership presently is in compliance with these covenants, we cannot assure you that it will continue to be in compliance and that it will be able to make distributions to us.

We are subject to the risks associated with debt financing.

We are subject to the risks associated with debt financing, including the risk that the cash provided by our operating activities will be insufficient to meet required payments of principal and interest and the risk that we will not be able to repay or refinance existing indebtedness or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to refinance our indebtedness on acceptable terms, we might be forced to dispose of properties on disadvantageous terms, which might result in losses.

We may be unable to develop new factory outlet centers or expand existing factory outlet centers successfully.

We continue to develop new factory outlet centers and expand factory outlet centers as opportunities arise. However, there are significant risks associated with our development activities in addition to those generally associated with the ownership and operation of established retail properties. While we have policies in place designed to limit the risks associated with development, these policies do not mitigate all development risks associated with a project. These risks include the following:

- significant expenditure of money and time on projects that may be delayed or never be completed;

- higher than projected construction costs;
- shortage of construction materials and supplies;
- failure to obtain zoning, occupancy or other governmental approvals or to the extent required, tenant approvals; and
- late completion because of construction delays, delays in the receipt of zoning, occupancy and other approvals or other factors outside of our control.

Any or all of these factors may impede our development strategy and adversely affect our overall business.

An uninsured loss or a loss that exceeds the insurance policies on our factory outlet centers could subject us to lost capital or revenue on those centers.

Some of the risks to which our factory outlet centers are subject, including risks of war and earthquakes, hurricanes and other natural disasters, are not insurable or may not be insurable in the future. Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the insurance policies noted above or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in and anticipated revenue from one or more of our factory outlet centers, which could adversely affect our results of operations and financial condition, as well as our ability to make distributions to our stockholders.

Under the terms and conditions of our leases, tenants generally are required to indemnify and hold us harmless from liabilities resulting from injury to persons and contamination of air, water, land or property, on or off the premises, due to activities conducted in the leased space, except for claims arising from negligence or intentional misconduct by us or our agents. Additionally, tenants generally are required, at the tenant's expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies issued by companies acceptable to us. These policies include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the leased space. All of these policies may involve substantial deductibles and certain exclusions.

Historically high fuel prices may impact consumer travel and spending habits.

Our markets are currently experiencing historically high fuel prices. Most shoppers use private automobile transportation to travel to our factory outlet centers and many of our centers are not easily accessible by public transportation. Increasing fuel costs may reduce the number of trips to our centers thus reducing the amount spent at our centers. Many of our factory outlet center locations near tourist destinations may experience an even more acute reduction of shoppers if there were a reduction of people opting to drive to vacation destinations. Such reductions in traffic could adversely impact our percentage rents and ability to renew and release space at current rental rates.

Increasing fuel costs may also reduce disposable income and decrease demand for retail products. Such a decrease could adversely affect the results of operations of our retail tenants and adversely impact our percentage rents and ability to renew and release space at current rental rates.

Item 1B. Unresolved Staff Comments

There are no unresolved staff comments from a Securities Exchange Commission comment letter.

Item 2. Properties

As of February 1, 2007, our wholly owned portfolio consisted of 30 outlet centers totaling 8.4 million square feet of GLA located in 21 states. We own a 50% interest in each of two outlet centers totaling 667,000 square feet through unconsolidated joint ventures. Also, we have two outlet centers that we manage for a fee with a total GLA of approximately 229,000 square feet. Our centers range in size from 24,619 to 729,315 square feet of GLA. The centers are generally located near tourist destinations or along major interstate highways to provide visibility and accessibility to potential customers.

We believe that the centers are well diversified geographically and by tenant and that we are not dependent upon any single property or tenant. Our Riverhead, New York center is the only property that represented more than 10% of our 2006 annual consolidated gross revenues. Our Rehoboth Beach, Delaware center is the only property that represented more than 10% of our consolidated total assets as of December 31, 2006. See "Business and Properties - Significant Properties".

We have an ongoing strategy of acquiring centers, developing new centers and expanding existing centers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of the cost of such programs and the sources of financing thereof.

Certain of our centers serve as collateral for mortgage notes payable. Of the 30 outlet centers in our wholly owned portfolio, we own the land underlying 27 and have ground leases on three. The land on which the Sevierville center is located is subject to long-term ground leases expiring in 2046. The land parcel on which the original Riverhead center is located, approximately 47 acres, is also subject to a ground lease with an initial term that was automatically renewed for an additional five years in 2004, with renewal at our option for up to six more additional terms of five years each. Terms on the Riverhead center ground lease are renewed automatically unless we give notice otherwise. The land parcel on which the Riverhead center expansion is located, containing approximately 43 acres, is owned by us. The 2.7 acre land parcel on which part of the Rehoboth Beach center is located, is also subject to a ground lease with an initial term expiring in 2044, with renewal at our option for additional terms of twenty years each.

The term of our typical tenant lease averages approximately five years. Generally, leases provide for the payment of fixed monthly rent in advance. There are often contractual base rent increases during the initial term of the lease. In addition, the rental payments are customarily subject to upward adjustments based upon tenant sales volume. Most leases provide for payment by the tenant of real estate taxes, insurance, common area maintenance, advertising and promotion expenses incurred by the applicable center. As a result, the majority of our operating expenses for the centers are borne by the tenants.

The table set forth below summarizes certain information with respect to our wholly owned centers as of February 1, 2007.

State	Number of Centers	GLA (sq. ft.)	% of GLA
South Carolina	3	1,171,771	14
Georgia	3	825,826	10
New York	1	729,315	9
Alabama	2	636,668	8
Texas	2	620,000	7
Delaware	1	568,926	7
Michigan	2	436,751	5
Tennessee	1	419,038	5
Utah	1	300,602	4
Connecticut	1	291,051	4
Missouri	1	277,883	3
Iowa	1	277,230	3
Oregon	1	270,280	3
Illinois	1	256,514	3
Pennsylvania	1	255,152	3
Louisiana	1	243,499	3
New Hampshire	1	227,977	3
Florida	1	198,924	2
North Carolina	2	186,458	2
California	1	109,600	1
Maine	2	84,313	1
Total	30	8,387,778	100

The table set forth below summarizes certain information with respect to our existing centers in which we have an ownership interest or manage as of February 1, 2007. Except as noted, all properties are fee owned. Note that during January 2007, the outlet center that we managed as of December 31, 2006 in Burlington, North Carolina was sold and we were not retained to provide management services to the 64,000 square foot center.

Location	GLA (sq. ft.)	% Occupied
Wholly Owned Properties		
Riverhead, New York (1)	729,315	99
Rehoboth, Delaware (1)	568,926	98
Foley, Alabama	557,093	95
San Marcos, Texas	442,510	97
Myrtle Beach Hwy 501, South Carolina	426,417	94
Sevierville, Tennessee (1)	419,038	97
Hilton Head, South Carolina	393,094	87
Charleston, South Carolina	352,260	87
Commerce II, Georgia	346,208	95
Howell, Michigan	324,631	100
Park City, Utah	300,602	99
Locust Grove, Georgia	293,868	93
Westbrook, Connecticut	291,051	97
Branson, Missouri	277,883	98
Williamsburg, Iowa	277,230	97
Lincoln City, Oregon	270,280	96
Tuscola, Illinois	256,514	72
Lancaster, Pennsylvania	255,152	100
Gonzales, Louisiana	243,499	96
Tilton, New Hampshire	227,977	99
Fort Meyers, Florida	198,924	99
Commerce I, Georgia	185,750	87
Terrell, Texas	177,490	99
West Branch, Michigan	112,120	89
Barstow, California	109,600	100
Blowing Rock, North Carolina	104,280	97
Nags Head, North Carolina	82,178	100
Boaz, Alabama	79,575	92
Kittery I, Maine	59,694	100
Kittery II, Maine	24,619	94
	8,387,778	(2) 96
Unconsolidated Joint Ventures		
Myrtle Beach Hwy17, South Carolina (1) (50% owned)	401,992	96
Wisconsin Dells, Wisconsin (50% owned)	264,929	99
Managed Properties		
Pigeon Forge, Tennessee	94,694	
North Branch, Minnesota	134,480	

(1) These properties or a portion thereof are subject to a ground lease.
(2) Excludes the occupancy rate at our Charleston, South Carolina center which opened during the third quarter of 2006 and has not yet stabilized.

The table set forth below summarizes certain information related to GLA as of February 1, 2007 and debt as of December 31, 2006 with respect to our wholly owned centers which serve as collateral for an existing mortgage loan.

Lender/Location	GLA (sq. ft.)	Mortgage Debt (000's) as of December 31, 2006	Interest Rate	Maturity Date
GMAC				
Rehoboth Beach, DE	568,926			
Foley, AL	557,093			
Myrtle Beach Hwy 501, SC	426,417			
Hilton Head, SC	393,094			
Park City, UT	300,602			
Westbrook, CT	291,051			
Lincoln City, OR	270,280			
Tuscola, IL	256,514			
Tilton, NH	227,977			
		$ 176,470	6.590%	7/10/2008
Debt premium		3,441		
Totals	3,291,954	$ 179,911		

Lease Expirations

The following table sets forth, as of February 1, 2007, scheduled lease expirations, assuming none of the tenants exercise renewal options, for our wholly owned centers. Most leases are renewable for five year terms at the tenant's option.

Year	No. of Leases Expiring	Approx. GLA (sq. ft(1))	Average Annualized Base Rent per sq. ft	Annualized Base Rent (2)	% of Gross Annualized Base Rent Represented by Expiring Leases
2007	222	901,000	$ 14.29	$ 12,874,000	10
2008	290	1,288,000	15.91	20,497,000	16
2009	312	1,405,000	15.36	21,584,000	17
2010	292	1,254,000	20.86	26,157,000	20
2011	308	1,436,000	16.78	24,093,000	19
2012	129	592,000	16.15	9,561,000	7
2013	30	142,000	19.15	2,719,000	2
2014	18	113,000	16.69	1,886,000	2
2015	30	123,000	20.16	2,480,000	2
2016	36	154,000	20.50	3,157,000	3
2017 & thereafter	31	139,000	19.32	2,685,000	2
	1,698	7,547,000	$ 16.92	$127,693,000	100

(1) Excludes leases that have been entered into but which tenant has not yet taken possession, vacant suites, space under construction, temporary leases and month-to-month leases totaling in the aggregate approximately 841,000 square feet.

(2) Annualized base rent is defined as the minimum monthly payments due as of February 1, 2007 annualized, excluding periodic contractual fixed increases and rents calculated based on a percentage of tenants' sales.

Rental and Occupancy Rates

The following table sets forth information regarding the expiring leases during each of the last five calendar years for our wholly owned centers.

	Total Expiring		Renewed by Existing Tenants		Re-leased to New Tenants	
Year	GLA (sq. ft.)	% of Total Center GLA	GLA (sq. ft.)	% of Expiring GLA	GLA (sq. ft.)	% of Expiring GLA
2006	1,760,000	21	1,466,000	83	129,000	7
2005	1,812,000	22	1,525,000	84	112,000	6
2004	1,790,000	20	1,571,000	88	94,000	5
2003	1,070,000	12	854,000	80	49,000	5
2002	935,000	16	819,000	88	56,000	6

The following table sets forth the weighted average base rental rate increases per square foot, excluding periodic contractual fixed increases, upon re-leasing stores that were turned over or renewed during each of the last five calendar years for our wholly owned centers.

	Renewals of Existing Leases				Stores Re-leased to New Tenants [1]			
		Average Annualized Base Rents ($ per sq. ft.)				Average Annualized Base Rents ($ per sq. ft.)		
Year	GLA (sq. ft.)	Expiring	New	% Increase	GLA (sq. ft.)	Expiring	New	% Increase
2006	1,466,000	$ 15.91	$ 17.22	8	465,000	$ 16.43	$ 19.16	17
2005	1,525,000	15.44	16.37	6	419,000	16.56	17.74	7
2004	1,571,000	13.63	14.40	6	427,000	16.43	17.27	5
2003	854,000	13.29	13.32	--	272,000	16.47	17.13	4
2002	819,000	14.86	15.02	1	229,000	15.14	15.74	4

(1) The square footage released to new tenants for 2006, 2005, 2004, 2003 and 2002 contains 129,000, 112,000, 94,000, 49,000 and 56,000 square feet, respectively, that was released to new tenants upon expiration of an existing lease during the current year.

Occupancy Costs

We believe that our ratio of average tenant occupancy cost (which includes base rent, common area maintenance, real estate taxes, insurance, advertising and promotions) to average sales per square foot is low relative to other forms of retail distribution. The following table sets forth for tenants that report sales, for each of the last five years, tenant occupancy costs per square foot as a percentage of reported tenant sales per square foot for our wholly owned centers.

Year	Occupancy Costs as a % of Tenant Sales
2006	7.4
2005	7.5
2004	7.3
2003	7.4
2002	7.2

Tenants

The following table sets forth certain information with respect to our ten largest tenants and their store concepts as of February 1, 2007 for our wholly owned centers.

Tenant	Number of Stores	GLA (sq. ft.)	% of Total GLA
The Gap, Inc.:			
Old Navy	16	239,591	2.9
GAP	24	211,866	2.5
Banana Republic	15	120,405	1.4
Gap Kids	4	19,440	0.2
Baby Gap	1	3,885	0.1
	60	595,187	7.1
Phillips-Van Heusen Corporation:			
Bass Shoe	28	185,318	2.2
Van Heusen	27	117,047	1.4
Geoffrey Beene Co. Store	13	49,640	0.6
Calvin Klein, Inc.	10	54,994	0.6
Izod	15	39,998	0.5
	93	446,997	5.3
Liz Claiborne:			
Liz Claiborne	25	262,525	3.1
Liz Claiborne Women	6	19,584	0.2
Ellen Tracy	3	12,474	0.1
Dana Buchman	3	6,975	0.1
DKNY Jeans	2	5,820	0.1
Claiborne Mens	1	3,100	0.1
	40	310,478	3.7
Adidas:			
Reebok	23	211,656	2.5
Adidas	6	47,669	0.6
Rockport	4	12,046	0.1
Greg Norman	1	3,000	0.1
	34	274,371	3.3
VF Factory Outlet:			
VF Factory Outlet, Inc	7	172,541	2.0
Nautica Factory Stores	19	86,227	1.0
Nautica Kids	2	5,841	0.1
Vans	2	5,000	0.1
	30	269,609	3.2
Dress Barn, Inc.:			
Dress Barn	24	190,155	2.3
Maurice's	6	23,803	0.3
Dress Barn Petite	2	9,570	0.1
Dress Barn Woman	2	7,470	0.1
	34	230,998	2.8
Carter's:			
OshKosh B"Gosh	24	123,488	1.5
Carter's	19	89,703	1.0
	43	213,191	2.5
Nike:			
Nike	13	190,977	2.3
Cole-Haan	2	6,223	0.1
	15	197,200	2.4
Jones Retail Corporation:			
Jones Retail Corporation	16	53,741	0.6
Nine West	20	51,977	0.6
Easy Spirit	14	39,336	0.5
Kasper	11	28,269	0.4
Anne Klein	5	12,155	0.1
Treza	2	5,000	0.1
	68	190,478	2.3
Polo Ralph Lauren:			
Polo Ralph Lauren	20	177,128	2.1
Polo Jeans Outlet	2	8,500	0.1
Polo Ralph Lauren Children	1	3,000	-
	23	188,628	2.2
Total of all tenants listed in table	440	2,917,137	34.8

Significant Property

The Riverhead, New York and Rehoboth Beach, Delaware centers, or the Significant Properties, are the only properties that comprise more than 10% of our consolidated gross revenues or consolidated total assets. The center in Riverhead, New York is our only center that comprised more than 10% of our consolidated gross revenues for the year ended December 31, 2006. The Riverhead center, which was originally constructed in 1994 and now totals 729,315 square feet, represented 13% of our consolidated gross revenue for the year ended December 31, 2006. The Rehoboth Beach center, acquired in December 2003, represented 11% of our consolidated total assets as of December 31, 2006. The Rehoboth Beach center is 568,926 square feet.

Tenants at the Significant Properties principally conduct retail sales operations. The following table shows occupancy and certain base rental information related to these properties as of December 31, 2006, 2005 and 2004:

Center Occupancy	2006	2005	2004
Riverhead, NY	100%	99%	99%
Rehoboth Beach, DE	99%	99%	99%

Average base rental rates per weighted average GLA	2006	2005	2004
Riverhead, NY	$ 23.09	$ 22.73	$ 21.39
Rehoboth Beach, DE	$ 22.02	$ 20.04	$ 19.56

Depreciation on the Significant Properties is computed on the straight-line basis over the estimated useful lives of the assets. We generally use estimated lives ranging from 25 to 33 years for buildings, 15 years for land improvements and seven years for equipment. Expenditures for ordinary maintenance and repairs are charged to operations as incurred while significant renovations and improvements, including tenant finishing allowances that improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. At December 31, 2006, the net federal tax basis of these centers was approximately $187.9 million.

The following table sets forth, as of February 1, 2007, scheduled lease expirations at the Significant Properties assuming that none of the tenants exercise renewal options:

Year	No. of Leases Expiring [1]	GLA (sq. ft.) [1]	Annualized Base Rent per sq. ft.	Annualized Base Rent [2]	% of Gross Annualized Base Rent Represented by Expiring Leases
2007	30	95,000	$ 22.69	$ 2,149,000	8
2008	47	227,000	19.68	4,465,000	17
2009	40	158,000	22.86	3,614,000	14
2010	63	298,000	21.11	6,300,000	24
2011	33	140,000	22.85	3,206,000	12
2012	28	127,000	21.48	2,730,000	10
2013	7	49,000	21.40	1,052,000	4
2014	7	65,000	14.74	953,000	4
2015	9	43,000	22.05	941,000	3
2016	5	15,000	29.64	453,000	2
2017 and thereafter	3	16,000	37.42	602,000	2
Total	272	1,233,000	$ 21.46	$ 26,465,000	100

(1) Excludes leases that have been entered into but which tenant has not taken possession, vacant suites, temporary leases and month-to-month leases totaling in the aggregate approximately 65,000 square feet.

(2) Annualized base rent is defined as the minimum monthly payments due as of February 1, 2007, excluding periodic contractual fixed increases and rents calculated based on a percentage of tenants' sales.

Item 3. Legal Proceedings

We are subject to legal proceedings and claims that have arisen in the ordinary course of our business and have not been finally adjudicated. In our opinion, the ultimate resolution of these matters will have no material effect on our results of operations or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders, through solicitation of proxies or otherwise, during the fourth quarter of the fiscal year ended December 31, 2006.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information concerning our executive officers:

NAME	AGE	POSITION
Stanley K. Tanger	83	Founder, Chairman of the Board of Directors and Chief Executive Officer
Steven B Tanger	58	Director, President and Chief Operating Officer
Frank C. Marchisello, Jr.	48	Executive Vice President – Chief Financial Officer and Secretary
Joseph N. Nehmen	58	Senior Vice President – Operations
Carrie A. Warren	44	Senior Vice President – Marketing
Kevin M. Dillon	48	Senior Vice President – Construction and Development
Lisa J. Morrison	47	Senior Vice President – Leasing
James F. Williams	42	Senior Vice President – Controller
Virginia R. Summerell	48	Vice President – Treasurer and Assistant Secretary

The following is a biographical summary of the experience of our executive officers:

Stanley K. Tanger. Mr. Tanger is the founder, Chief Executive Officer and Chairman of the Board of Directors of the Company. He also served as President from inception of the Company to December 1994. Mr. Tanger opened one of the country's first outlet shopping centers in Burlington, North Carolina in 1981. Before entering the factory outlet center business, Mr. Tanger was President and Chief Executive Officer of his family's apparel manufacturing business, Tanger/Creighton, Inc., for 30 years.

Steven B. Tanger. Mr. Tanger is a director of the Company and was named President and Chief Operating Officer effective January 1, 1995. Previously, Mr. Tanger served as Executive Vice President since joining the Company in 1986. He has been with Tanger-related companies for most of his professional career, having served as Executive Vice President of Tanger/Creighton for 10 years. He is responsible for all phases of project development, including site selection, land acquisition and development, leasing, marketing and overall management of existing outlet centers. Mr. Tanger is a graduate of the University of North Carolina at Chapel Hill and the Stanford University School of Business Executive Program. Mr. Tanger is the son of Stanley K. Tanger.

Frank C. Marchisello, Jr. Mr. Marchisello was named Executive Vice President and Chief Financial Officer in April 2003 and was named Secretary in May 2005. Previously he was named Senior Vice President and Chief Financial Officer in January 1999 after being named Vice President and Chief Financial Officer in November 1994. Previously, he served as Chief Accounting Officer since joining the Company in January 1993 and Assistant Treasurer since February 1994. He was employed by Gilliam, Coble & Moser, certified public accountants, from 1981 to 1992, the last six years of which he was a partner of the firm in charge of various real estate clients. Mr. Marchisello is a graduate of the University of North Carolina at Chapel Hill and is a certified public accountant.

Joseph H. Nehmen. Mr. Nehmen was named Senior Vice President - Operations in January 1999. He joined the Company in September 1995 and was named Vice President of Operations in October 1995. Mr. Nehmen has over 20 years experience in private business. Prior to joining Tanger, Mr. Nehmen was owner of Merchants Wholesaler, a privately held distribution company in St. Louis, Missouri. He is a graduate of Washington University. Mr. Nehmen is the son-in-law of Stanley K. Tanger and brother-in-law of Steven B. Tanger.

Carrie A. Warren. Ms. Warren was named Senior Vice President - Marketing in May 2000. Previously, she held the position of Vice President – Marketing since September 1996 and Assistant Vice President - Marketing since joining the Company in December 1995. Prior to joining Tanger, Ms. Warren was with Prime Retail, L.P. for 4 years where she served as Regional Marketing Director responsible for coordinating and directing marketing for five outlet centers in the southeast region. Prior to joining Prime Retail, L.P., Ms. Warren was Marketing Manager for North Hills, Inc. for five years and also served in the same role for the Edward J. DeBartolo Corp. for two years. Ms. Warren is a graduate of East Carolina University.

Kevin M. Dillon. Mr. Dillon was named Senior Vice President – Construction and Development in August 2004. Previously, he held the positions of Vice President – Construction and Development from May 2002 to August 2004, Vice President – Construction from October 1997 to May 2002, Director of Construction from September 1996 to October 1997 and Construction Manager from November 1993, the month he joined the Company, to September 1996. Prior to joining the Company, Mr. Dillon was employed by New Market Development Company for six years where he served as Senior Project Manager. Prior to joining New Market, Mr. Dillon was the Development Director of Western Development Company where he spent 6 years.

Lisa J. Morrison. Ms. Morrison was named Senior Vice President – Leasing in August 2004. Previously, she held the positions of Vice President – Leasing from May 2001 to August 2004, Assistant Vice President of Leasing from August 2000 to May 2001 and Director of Leasing from April 1999 until August 2000. Prior to joining the Company, Ms. Morrison was employed by the Taubman Company and Trizec Properties, Inc. where she served as a leasing agent. Her major responsibilities include managing the leasing strategies for our operating properties, as well as expansions and new development. She also oversees the leasing personnel and the merchandising and occupancy for Tanger properties.

James F. Williams. Mr. Williams was named Senior Vice President and Controller in February 2006. Mr. Williams joined the Company in September 1993, was promoted to Controller in January 1995 and was named Assistant Vice President in January 1997 and Vice President in April 2004. Prior to joining the Company Mr. Williams was the Financial Reporting Manager of Guilford Mills, Inc. from April 1991 to September 1993 and was employed by Arthur Andersen for 5 years from 1987 to 1991. Mr. Williams graduated from the University of North Carolina at Chapel Hill in December 1986 and is a certified public accountant.

Virginia R. Summerell. Ms. Summerell was named Vice President, Treasurer and Assistant Secretary of the Company in May 2005. Since joining the Company in August 1992, she has held various positions including Treasurer, Assistant Secretary and Director of Finance. Her major responsibilities include developing and maintaining banking relationships, oversight of all project and corporate finance transactions and management of treasury systems. Previously she served as a Vice President and in other capacities at Bank of America and its predecessors in Real Estate and Corporate Lending for nine years. Ms. Summerell is a graduate of Davidson College and holds an MBA from the Babcock School at Wake Forest University.

PART II

Item 5. Market For Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

The common shares commenced trading on the New York Stock Exchange on May 28, 1993. The following table sets forth the high and low sales prices of the common shares as reported on the New York Stock Exchange Composite Tape, during the periods indicated.

2006	High	Low	Common Dividends Paid
First Quarter	$ 35.45	$ 28.00	$ .3225
Second Quarter	34.31	30.37	.3400
Third Quarter	36.22	30.61	.3400
Fourth Quarter	40.09	35.23	.3400
Year 2006	$ 40.09	$ 28.00	$ 1.3425

2005	High	Low	Common Dividends Paid
First Quarter	$ 26.50	$ 21.92	$ .3125
Second Quarter	27.81	21.00	.3225
Third Quarter	29.99	26.32	.3225
Fourth Quarter	29.68	24.72	.3225
Year 2005	$ 29.99	$ 21.00	$ 1.2800

Holders

As of February 1, 2007, there were approximately 645 common shareholders of record.

Dividends

We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code, or the Code. A REIT is required to distribute at least 90% of its taxable income to its shareholders each year. We intend to continue to qualify as a REIT and to distribute substantially all of our taxable income to our shareholders through the payment of regular quarterly dividends. Certain of our debt agreements limit the payment of dividends such that dividends shall not exceed funds from operations, or FFO, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of FFO on a cumulative basis.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this Item is set forth in Part III Item 12 of this document.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The following share price performance chart compares our performance to the index of equity REITs prepared by the National Association of Real Estate Investment Trusts ("NAREIT") and the SNL Shopping Center REIT index prepared by SNL Financial. Equity REITs are defined as those that derive more than 75% of their income from equity investments in real estate assets. The NAREIT equity index includes all tax qualified real estate investment trusts listed on the New York Stock Exchange, American Stock Exchange or the NASDAQ National Market System.

All share price performance assumes an initial investment of $100 at the beginning of the period and assumes the reinvestment of dividends. Share price performance, presented for the five years ended December 31, 2006, is not necessarily indicative of future results.


Total Return Performance
550
500
450
400
350
300
250
200
150
100
50
Index Value
Tanger Factory Outlet Centers, Inc.
NAREIT All Equity REIT Index
SNL Shopping Center REITS Index
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

Index	Period Ending 12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Tanger Factory Outlet Centers, Inc.	$100.00	$162.91	$229.85	$317.47	$362.86	$513.50
NAREIT All Equity REIT Index	$100.00	$103.82	$142.37	$187.33	$210.12	$283.78
SNL Shopping Center REITS Index	$100.00	$115.58	$163.87	$222.64	$242.95	$327.02

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 1998, our Board of Directors authorized the repurchase of up to $6 million of our common shares. The timing and amount of the repurchases is at the discretion of management. We have not made any repurchases since 1999 and the amount authorized for future repurchases remaining at December 31, 2006 totaled $4.8 million.

Item 6. Selected Financial Data

	2006	2005	2004	2003	2002
	(In thousands, except per share and center data)				
OPERATING DATA					
Total revenues	$ 211,711	$ 198,761	$ 190,483	$ 113,727	$ 101,999
Operating income	69,099	74,011	69,201	39,920	34,994
Income from continuing operations	25,596	6,572	6,525	10,459	5,578
Net income	37,309	5,089	7,046	12,849	11,007
SHARE DATA					
Basic:					
Income from continuing operations	$ .66	$ .08	$ .24	$ .48	$ .23
Net income available to common shareholders	$ 1.04	$ .16	$ .26	$ .60	$ .55
Weighted average common shares	30,599	28,380	27,044	20,103	16,645
Diluted:					
Income from continuing operations	$ .65	$ .08	$ .24	$ .47	$ .22
Net income available to common shareholders	$ 1.03	$ .16	$ .26	$ .59	$ .54
Weighted average common shares	31,081	28,646	27,261	20,566	17,029
Common dividends paid	$ 1.34	$ 1.28	$ 1.25	$ 1.23	$ 1.22
BALANCE SHEET DATA					
Real estate assets, before depreciation	$ 1,216,847	$ 1,152,866	$ 1,077,393	$ 1,078,553	$ 622,399
Total assets	1,040,877	1,000,605	936,378	987,437	477,675
Debt	678,579	663,607	488,007	540,319	345,005
Shareholders' equity	274,676	250,214	161,133	167,418	90,635
OTHER DATA					
Cash flows provided by (used in):					
Operating activities	$ 88,390	$ 83,902	$ 84,816	$ 46,561	$ 39,687
Investing activities	$ (62,831)	$ (336,563)	$ 2,607	$ (327,068)	$ (26,883)
Financing activities	$ (20,036)	$ 251,488	$ (93,156)	$ 289,271	$ (12,247)
Gross Leasable Area Open:					
Wholly-owned	8,388	8,261	5,066	5,299	5,469
Partially-owned (consolidated)	---	---	3,271	3,273	---
Partially-owned (unconsolidated)	667	402	402	324	260
Managed	293	64	105	434	457
Number of outlet centers:					
Wholly-owned	30	31	23	26	28
Partially-owned (consolidated)	---	---	9	9	---
Partially-owned (unconsolidated)	2	1	1	1	1
Managed	3	1	3	4	5

In December 2003, COROC Holdings, LLC, a joint venture in which we initially had a one-third ownership interest and consolidated for financial reporting purposes under the provisions of FIN 46R, purchased the 3.3 million square foot Charter Oak portfolio of outlet center properties for $491.0 million, including the assumption of $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million, with an effective interest rate of 4.97%. We funded the majority of our share of the equity required for the transaction through the issuance of 4.6 million common shares on December 10, 2003, generating approximately $88.0 million in net proceeds. The results of the Charter Oak portfolio have been included in the consolidated financial statements since December 2003.

In November 2005, we purchased for $286.0 million (including acquisition costs) the remaining two-thirds interest in this joint venture. The transaction was funded with a combination of common and preferred shares and senior unsecured notes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statements

Certain statements made below are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and included this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words 'believe', 'expect', 'intend', 'anticipate', 'estimate', 'project', or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, those set forth under Item 1A – Risk Factors.

The following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated statements of operations, including trends which might appear, are not necessarily indicative of future operations.

General Overview

In November 2005 we completed the acquisition of the final two-thirds interest in the COROC joint venture which owned nine factory outlet centers totaling approximately 3.3 million square feet. We originally purchased a one-third interest in December 2003. From December 2003 to November 2005, COROC was consolidated for financial reporting purposes under the provisions of FASB Interpretation No. 46 (Revised 2003): "Consolidation of Variable Interest Entities: An Interpretation of ARB No. 51", or FIN 46R. The purchase price for the final two-thirds interest of COROC was $286.0 million (including closing and acquisition costs of $3.5 million) which we funded with a combination of unsecured debt and equity raised through the capital markets in the fourth quarter of 2005.

At December 31, 2006, we had 30 wholly-owned centers in 21 states totaling 8.4 million square feet of GLA compared to 31 centers in 22 states totaling 8.3 million square feet of GLA as of December 31, 2005. The changes in the number of centers and GLA are due to the following events:

	No. of Centers	GLA (000's)	States
As of December 31, 2005	31	8,261	22
New development:			
Charleston, South Carolina	1	352	---
Dispositions:			
Pigeon Forge, Tennessee	(1)	(95)	
North Branch, Minnesota	(1)	(134)	(1)
Other	---	4	---
As of December 31, 2006	30	8,388	21

Results of Operations

2006 Compared to 2005

Base rentals increased $7.5 million, or 6%, in the 2006 period compared to the 2005 period. Our overall occupancy rates for our stabilized outlet centers were comparable from year to year at 97.5% and 97.0%. Our base rental income increased $4.9 million due to increases in rental rates on lease renewals and incremental rents from re-tenanting vacant space. During 2006, we executed 479 leases totaling 1.9 million square feet at an average increase of 10%. This compares to our execution of 460 leases totaling 1.9 million square feet at an average increase of 6% during 2005. Base rentals also increased approximately $2.1 million due to the August 2006 opening of our new center in Charleston, South Carolina. Additionally, increases were recognized in the net amortization of above or below market leases totaling $723,000.

The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. For the 2006 period, we recorded $1.5 million to rental income for the net amortization of market lease values compared with $741,000 for the 2005 period. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related above or below market lease value will be written off and could materially impact our net income positively or negatively. At December 31, 2006, the net liability representing the amount of unrecognized below market lease values totaled $2.1 million.

Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels (the "breakpoint"), increased $842,000 or 13%. Reported same-space sales per square foot for the twelve months ended December 31, 2005 were $338 per square foot, a 4.8% increase over the prior year ended December 31, 2005. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. Our ability to attract high volume tenants to many of our outlet centers continues to improve the average sales per square foot throughout our portfolio.

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuate consistently with the related reimbursable property operating expenses to which they relate. Expense reimbursements increased $3.1 million, or 6%, in the 2006 period versus the 2005 period. Expense reimbursements, expressed as a percentage of property operating expenses, were 87% and 88% respectively, in the 2006 and 2005 periods. The slight decrease is due to increases in miscellaneous non-reimbursable expenses such as state franchise and excise taxes.

Other income increased $1.5 million, or 27%, in 2006 compared to 2005 primarily due to the recognition of leasing, marketing and development fee income from our Tanger Wisconsin Dells joint venture, fees from third party management services, gains on sales of outparcels of land and increases in miscellaneous vending income.

Property operating expenses increased by $6.0 million, or 9%, in the 2006 period as compared to the 2005 period. Of this increase, $1.8 million relates incrementally to our Charleston, South Carolina outlet center which opened in August 2006. In addition, during 2006 we incurred a $1.5 million charge for the abandonment of acquisition due diligence costs, as we have decided we are no longer in a position to pursue a potential acquisition opportunity. The abandoned acquisition due diligence costs were incurred in connection with structuring, diligencing and submitting a proposal to acquire a significant portfolio from a public REIT that was exploring its strategic alternatives. The bid was requested, but ultimately not accepted, by the public REIT. Excluding these costs associated with the Charleston, South Carolina outlet center and the abandoned acquisition costs, operating expenses increased 4.3 %. This increase was due to higher property insurance costs upon renewal of our annual policies during the year and non-reimbursable expenses such as state franchise and excise taxes.

General and administrative expenses increased $2.9 million, or 21%, in the 2006 period as compared to the 2005 period. The increase is primarily due to compensation expense related to restricted shares issued during the 2006 period as well as an increase in bonus compensation for senior executives in the 2006 period. As a percentage of total revenues, general and administrative expenses increased from 7% in the 2005 period to 8% in the 2006 period.

Depreciation and amortization increased from $48.2 million in the 2005 period to $57.2 million in the 2006 period. This was due a full year of depreciation of the assets acquired in December 2005 in the final COROC joint venture acquisition and the accelerated depreciation and amortization of certain assets in the initial acquisition of the COROC properties in December 2003 accounted for under FAS 141 for tenants that terminated their leases during the 2006 period.

As shown in the table below, total interest expense decreased $2.2 million, or 5%, during the 2006 period as compared to the 2005 period. However, the 2005 period included a large prepayment premium and the write off of deferred loan costs totaling $9.9 million incurred related to the early extinguishment of the $77.4 million John Hancock Life Insurance Company mortgages. Actual interest expense from borrowings increased during 2006 due to higher overall debt levels related to the $250 million senior unsecured note issuance in November 2005 and the $149.5 million exchangeable senior unsecured note issuance in August 2006.

Summary of interest expense	2006	2005
Interest expense from borrowings, net of capitalization	$ 38,463	$ 31,816
Prepayment penalty and deferred loan cost write off related to early extinguishment of debt	917	9,866
Loan cost amortization, net of capitalization	1,395	1,245
Total interest expense	$ 40,775	$ 42,927

During August 2006, we opened a 264,900 square foot center in Wisconsin Dells, Wisconsin, which is owned by Tanger Wisconsin Dells, in which we have a 50% ownership interest and account for as an unconsolidated joint venture under the equity method. Our equity in earnings of unconsolidated joint ventures increased from 2005 to 2006 as a result of the opening of this center.

In November 2005, we purchased our consolidated joint venture partner's interest in COROC. Therefore, consolidated joint venture minority interest decreased $24.0 million as there was no allocation of earnings to this joint venture partner during 2006. The allocation of earnings to our joint venture partner was based on a preferred return on investment as opposed to their ownership percentage and accordingly had a significant impact on our earnings during 2005.

Discontinued operations includes the results of operations and gains on sales of real estate for our Pigeon Forge, Tennessee and North Branch, Minnesota centers, both of which were sold in the first quarter of 2006. The following table summarizes the results of operations and gains on sale of real estate for the 2006 and 2005 periods:

Summary of discontinued operations	2006	2005
Operating income from discontinued operations	$ 208	$ 2,847
Gain on sale of real estate	13,833	---
Income from discontinued operations	14,041	2,847
Minority interest in discontinued operations	(2,328)	(487)
Discontinued operations, net of minority interest	$ 11,713	$ 2,360

During the first quarter of 2005, we sold our outlet center at our Seymour, Indiana property. Due to significant continuing involvement, the sale did not qualify as discontinued operations under the provisions of FAS 144. We recorded a loss on sale of real estate of $3.8 million, net of minority interest of $847,000, as a result of the sale. Net proceeds received for the center were approximately $2.0 million.

2005 Compared to 2004

Base rentals increased $3.9 million, or 3%, in the 2005 period compared to the 2004 period. Our overall occupancy rates for our stabilized outlet centers were comparable from year to year at 97%. Our base rental income increased $3.9 million due to increases in rental rates on lease renewals and incremental rents from re-tenanting vacant space. During 2005, we executed 460 leases totaling 1.9 million square feet at an average increase of 6%. This compares to our execution of 471 leases totaling 2.0 million square feet at an average increase of 6% during 2004. Base rentals also increased approximately $400,000 due to the expansions of our Locust Grove, Georgia and Foley, Alabama centers which both occurred late in the fourth quarter of 2005. The impact of these increases was offset by decreases in the net amortization of above or below market leases totaling $324,000 and decreases in termination fees received of $433,000.

The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. For the 2005 period, we recorded $741,000 to rental income for the net amortization of market lease values compared with $1.1 million for the 2004 period. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related above or below market lease value will be written off and could materially impact our net income positively or negatively.

Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels (the "breakpoint"), increased $1.1 million or 20%. The percentage rents in 2004 were reduced by an allocation to the previous owner of the COROC portfolio for their pro-rata share of percentage rents associated with tenants whose sales lease year began prior to December 19, 2003, the date of the initial acquisition. Reported same-space sales per square foot for the twelve months ended December 31, 2005 were $320 per square foot, a 3.4% increase over the prior year ended December 31, 2004. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. Our ability to attract high volume tenants to many of our outlet centers continues to improve the average sales per square foot throughout our portfolio.

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuates consistently with the related reimbursable property operating expenses to which it relates. Expense reimbursements increased $4.1 million, or 8%, in the 2005 period versus the 2004 period. Expense reimbursements, expressed as a percentage of property operating expenses, were 88% and 89% in the 2005 and 2004 periods, respectively.

Other income decreased $873,000, or 13%, in 2005 compared to 2004 primarily due to a decrease in gains from sales of outparcels of land. Gains of $127,000 and $1.5 million were recognized in the 2005 and 2004 periods, respectively. The decrease was offset by an increase in interest income from proceeds from debt and equity offerings, which were temporarily invested in short-term investments until the acquisition of COROC was completed as well as increases in vending income.

Property operating expenses increased by $5.0 million, or 9%, in the 2005 period as compared to the 2004 period. Property operating expenses increased due to portfolio wide increases in advertising and common area maintenance projects. Real estate taxes, which are also a part of property operating expenses, increased due to the COROC portfolio property values being revalued in several jurisdictions at the 2003 purchase price value.

General and administrative expenses increased $1.0 million, or 8%, in the 2005 period as compared to the 2004 period. The increase is primarily due to compensation expense related to employee share options granted in the second quarter of 2004 and restricted shares granted in 2004 and 2005 all of which are accounted for under FAS 123. As a percentage of total revenues, general and administrative expenses remained constant at 7% in both the 2005 and 2004 periods.

Depreciation and amortization decreased from $50.7 million in the 2004 period to $48.2 million in the 2005 period. This was due principally to the accelerated depreciation and amortization of certain assets in the acquisition of the COROC properties in December 2003 accounted for under FAS 141 for tenants that terminated their leases during the 2004 period.

Interest expense increased $7.8 million, or 22%, during the 2005 period as compared to the 2004 period due primarily to the $9.4 million prepayment premium and the write off of deferred loan costs totaling $447,000 incurred in the fourth quarter of 2005 relating to the early extinguishment of the $77.4 million John Hancock Life Insurance Company mortgages. The increase in interest expense caused by this charge was partially offset by lower borrowings throughout the year prior to the acquisition of our interest in COROC in November 2005 and the related $250 million senior unsecured note issuance.

In November 2005, we purchased our consolidated joint venture partner's interest in COROC. Therefore, consolidated joint venture minority interest decreased $3.1 million due to less than a full year of allocation of earnings to our joint venture partner during 2005. The allocation of earnings to our joint venture partner was based on a preferred return on investment as opposed to their ownership percentage and accordingly had a significant impact on our earnings.

Discontinued operations includes the results of operations and gains on sales of real estate for our Pigeon Forge, Tennessee and North Branch, Minnesota centers, both of which were sold in the first quarter of 2006. In 2004, we sold our Dalton, Georgia and Clover and LL Bean, New Hampshire properties. FAS 144 requires that all statements of operations presented be reclassified. The following table summarizes the results of operations and gains on sale of real estate for the 2005 and 2004 periods:

Summary of discontinued operations	2005	2004
Operating income from discontinued operations	$ 2,847	$ 2,104
Loss on sale of real estate	---	(1,460)
Income from discontinued operations	2,847	644
Minority interest in discontinued operations	(487)	(123)
Discontinued operations, net of minority interest	$ 2,360	$ 521

During the first quarter of 2005, we sold our outlet center at our Seymour, Indiana property. Due to significant continuing involvement, the sale did not qualify as discontinued operations under the provisions of FAS 144. We recorded a loss on sale of real estate of $3.8 million, net of minority interest of $847,000, as a result of the sale. Net proceeds received for the center were approximately $2.0 million.

Liquidity and Capital Resources

Net cash provided by operating activities was $88.4 million, $83.9 million and $84.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in cash provided from operating activities from 2005 to 2006 is primarily due to the incremental income from the COROC acquisition in November 2005. The decrease from 2004 to 2005 is due to a prepayment penalty of $9.4 million associated with the early extinguishment of the John Hancock Life Insurance Company mortgages in October 2005 offset by the change in accounts payable and accrued expenses.

Net cash provided by (used in) investing activities amounted to $(62.8) million, $(336.6) million and $2.6 million during 2006, 2005 and 2004, respectively, and reflects the acquisitions, expansions and dispositions of real estate during each year. In 2006, we funded the majority of our 352,300 square foot outlet center developed in Charleston, South Carolina which opened in August 2006. In November 2005 we completed the acquisition of the final two-thirds interest of the Charter Oak Partners' portfolio of nine factory outlet centers totaling approximately 3.3 million square feet. We originally purchased a one-third interest in December 2003.

Net cash (used in) provided by financing activities of $(20.0) million, $251.5 million and $(93.2) million in 2006, 2005 and 2004, respectively, has fluctuated consistently with the capital needed to fund the current development and acquisition activity and reflects increases in dividends paid and shares outstanding during 2006, 2005 and 2004. During 2005 we raised approximately $381.3 million in the public debt and equity markets in order to fund the acquisition described above and to repay the John Hancock Life Insurance mortgages.

Current Developments and Dispositions

Any developments or expansions that we, or a joint venture that we are involved in, have planned or anticipated may not be started or completed as scheduled, or may not result in accretive net income or funds from operations. In addition, we regularly evaluate acquisition or disposition proposals and engage from time to time in negotiations for acquisitions or dispositions of properties. We may also enter into letters of intent for the purchase or sale of properties. Any prospective acquisition or disposition that is being evaluated or which is subject to a letter of intent may not be consummated, or if consummated, may not result in an increase in net income or funds from operations.

WHOLLY OWNED CURRENT DEVELOPMENTS

During August of 2006, we opened our wholly-owned 352,300 square foot center located near Charleston, South Carolina. Tenants in the center include Gap, Banana Republic, Liz Claiborne, Nike, Adidas, Tommy Hilfiger, Guess, Reebok and others. As of December 31, 2006, the center was 89% occupied.

During the fourth quarter of 2006, we closed on the acquisition of the Pittsburgh land for $4.8 million and have completed the relocation of the power lines located on our property. Tax incentive financing bonds have been issued, with net proceeds of approximately $16.8 million expected to be received by us as qualifying expenditures during construction of the center are incurred. We currently expect to deliver the first phase of the center, approximately 309,000 square feet, during the first quarter of 2008. The Pittsburgh center is wholly owned by us.

During 2007 we plan to expand four centers by a combined 140,000 square feet. These centers are located in Barstow, California; Branson, Missouri; Gonzales, Louisiana and Tilton, New Hampshire. These expansions are projected to be completed during the fourth quarter of 2007.

WHOLLY OWNED DISPOSITIONS

During the first quarter of 2006, we completed the sale of two outlet centers located in Pigeon Forge, Tennessee and North Branch, Minnesota. Net proceeds received from the sales of the centers were approximately $20.2 million. We recorded gains on sales of real estate of $13.8 million associated with these sales during the first quarter of 2006.

CONSOLIDATED JOINT VENTURES

COROC Holdings, LLC

On December 19, 2003, COROC Holdings, LLC, or COROC, a joint venture in which we had an initial one-third ownership interest and consolidated for financial reporting purposes under the provisions of FIN 46R, purchased the 3.3 million square foot Charter Oak portfolio of outlet center properties for $491.0 million, including the assumption of $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million, with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt. We funded the majority of our share of the equity required for the transaction through the issuance of 4.6 million common shares on December 10, 2003, generating approximately $88.0 million in net proceeds. The results of the Charter Oak portfolio have been included in the consolidated financial statements from December 2003.

In November 2005, we purchased for $286.0 million (including acquisition costs) the remaining two-thirds interest from our joint venture partner. We recorded a debt discount of $883,000 with an effective interest rate of 5.25% to reflect the fair value of the debt deemed to have been acquired in the acquisition. The all cash transaction was funded with a combination of common shares, preferred shares and unsecured senior notes. The transaction completed the Charter Oak acquisition and solidified our position in the outlet industry. In addition, the centers acquired provide an excellent geographic fit, a diversified tenant portfolio and are in line with our strategy of creating an increased presence in high-end resort locations.

UNCONSOLIDATED JOINT VENTURES

The following table details certain information as of December 31, 2006 about various unconsolidated real estate joint ventures in which we have an ownership interest:

Joint Venture	Center Location	Opening Date	Ownership %	Square Feet	Joint Venture Debt (in millions)
TWMB Associates, LLC	Myrtle Beach, South Carolina	2002	50%	401,992	$ 35.8
Tanger Wisconsin Dells, LLC	Wisconsin Dells, Wisconsin	2006	50%	264,929	$ 28.9
Deer Park Enterprise, LLC	Deer Park, Long Island NY	Under construction	33%	800,000 estimated	$ 35.4

We may issue guarantees on the debt of a joint venture primarily because it allows the joint venture to obtain funding at a lower cost than could be obtained otherwise. This results in a higher return for the joint venture on its investment and in a higher return on our investment in the joint venture. We have joint and several guarantees for a portion of the debt outstanding for Tanger Wisconsin Dells and Deer Park Enterprise as of December 31, 2006.

As is typical in real estate joint ventures, each of the above ventures contains provisions where a venture partner can trigger certain provisions and force the other partners to either buy or sell their investment in the joint venture. Should this occur, we may be required to incur a significant cash outflow in order to maintain ownership of these outlet centers.

TWMB Associates, LLC

TWMB Associates, LLC, or TWMB, a joint venture in which we have a 50% ownership interest, has operated a Tanger Outlet Center located on Highway 17 in Myrtle Beach, South Carolina since June 2002. The Myrtle Beach center now consists of approximately 402,000 square feet and has over 90 name brand tenants.

During March 2005, TWMB entered into an interest rate swap agreement with Bank of America with a notional amount of $35 million for five years. Under this agreement, TWMB receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 4.59%. This swap effectively changes the rate of interest on $35 million of variable rate mortgage debt to a fixed rate of 5.99% for the contract period.

In April 2005, TWMB obtained non-recourse, permanent financing to replace the construction loan debt that was utilized to build the outlet center in Myrtle Beach, South Carolina. The new mortgage amount is $35.8 million with a rate of LIBOR + 1.40%. The note is for a term of five years with payments of interest only. In April 2010, TWMB has the option to extend the maturity date of the loan two more years until 2012. All debt incurred by this unconsolidated joint venture is collateralized by its property.

Tanger Wisconsin Dells, LLC

In March 2005, the Tanger Wisconsin Dells joint venture was established to construct and operate a Tanger Outlet center in Wisconsin Dells, Wisconsin. During the first quarter of 2006, capital contributions of approximately $510,000 were made by each member. The 264,900 square foot center opened in August 2006. The tenants in the center include Polo Ralph Lauren, Abercrombie & Fitch, Hollister, Gap, Banana Republic, Old Navy, Liz Claiborne, Nike, Adidas, Tommy Hilfiger and others.

In February 2006, in conjunction with the construction of the center, Tanger Wisconsin Dells closed on a construction loan that provides for borrowings of up to $30.25 million with Wells Fargo Bank, NA due in February 2009. The construction loan is repayable on an interest only basis with interest floating based on the 30, 60 or 90 day LIBOR index plus 1.30%. The construction loan incurred by this unconsolidated joint venture is collateralized by its property as well as joint and several guarantees by us and designated guarantors of our venture partner.

The above mentioned guarantee of the construction loan debt is accounted for under the provisions of FASB Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", or FIN 45. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee which represents the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payment will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We recorded at inception the fair value of our guarantee of the Tanger Wisconsin Dells joint venture's debt as an increase to our investment in Tanger Wisconsin Dells and recorded a corresponding liability of approximately $409,000. We have elected to account for the release from the obligation under the guarantee by the straight-line method over the three year life of the guarantee. The remaining value of the guarantee liability as of December 31, 2006 was approximately $295,000.

Deer Park Enterprise, LLC

In October 2003, Deer Park Enterprise, LLC, or Deer Park, a joint venture in which we have a one-third ownership interest, entered into a sale-leaseback transaction for the location on which it ultimately will develop a shopping center that will contain both outlet and big box retail tenants in Deer Park, New York. To date, we have made equity contributions totaling $4.5 million to Deer Park, including $1.5 million in 2006. Both of the other venture partners have made equity contributions equal to ours. Demolition of the buildings located at the Deer Park site began during the third quarter of 2006 and we currently expect this center will contain over 800,000 square feet and will be delivered in the first quarter of 2008.

In September 2006, Deer Park closed on a construction loan of $43.2 million with Bank of America which incurs interest at a floating interest rate equal to LIBOR plus 2.00% and is collateralized by the property as well as joint and several guarantees by all three venture partners. The loan balance as of December 31, 2006 was approximately $35.4 million. Proceeds to date were used to refinance the debt incurred in the original purchase of the property, including a $19 million loan with Bank of America and a $7 million purchase money mortgage note with the original seller of the property. The construction loan matures in April 2007.

The above mentioned guarantee of the construction loan debt is accounted for under the provisions of FIN 45. We recorded at inception the fair value of our guarantee of the Deer Park joint venture's debt as an increase to our investment in Deer Park and recorded a corresponding liability of approximately $72,000. We have elected to account for the release from the obligation under the guarantee by the straight-line method over the three year life of the guarantee. The remaining value of the guarantee liability as of December 31, 2006 was approximately $36,000.

The original purchase of the property was in the form of a sale-leaseback transaction, which consisted of the sale of the property to Deer Park for $29 million, including a 900,000 square foot industrial building, which was then leased back to the seller under an operating lease agreement. At the end of the lease in May 2005, the tenant vacated the building. However, the tenant had not satisfied all of the conditions necessary to terminate the lease. Deer Park is currently in litigation to recover from the tenant its monthly lease payments and will continue to do so until recovered. Annual rents due from the tenant were $3.4 million.

Through March 2006, the Deer Park joint venture accounted for the lease revenues under the provisions of FASB Statement No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects", where the rent received from the tenant prior to May 2005 and that accrued from June 2005 through March 2006, net of applicable expenses, were treated as incidental revenues and were recorded as a reduction in the basis of the assets. Given the uncertainty regarding the final outcome of the litigation described above, Deer Park discontinued the accrual of rental revenues associated with the sale-leaseback transaction as of April 1, 2006. As a result, we recorded our portion of the project losses, which amounted to $31,000 for the 2006 period, as a reduction in our investment in Deer Park and as a reduction to equity in earnings of unconsolidated joint ventures.

Financing Arrangements

In February 2006, we completed the sale of an additional 800,000 Class C Preferred Shares with net proceeds of approximately $19.4 million, bringing the total amount of Class C Preferred Shares outstanding to 3,000,000. The proceeds were used to repay amounts outstanding on our unsecured lines of credit. We pay annual dividends equal to $1.875 per share.

In August 2006, the Operating Partnership issued $149.5 million of exchangeable senior unsecured notes that mature on August 15, 2026. The notes bear interest at a fixed coupon rate of 3.75%. The notes are exchangeable into the Company's common shares, at the option of the holder, at an initial exchange ratio, subject to adjustment, of 27.6856 shares per $1,000 principal amount of notes (or an initial exchange price of $36.1198 per common share). The notes are senior unsecured obligations of the Operating Partnership and are guaranteed by the Company on a senior unsecured basis. On and after August 18, 2011, holders may exchange their notes for cash in an amount equal to the lesser of the exchange value and the aggregate principal amount of the notes to be exchanged, and, at our option, Company common shares, cash or a combination thereof for any excess. Note holders may exchange their notes prior to August 18, 2011 only upon the occurrence of specified events. In addition; on August 18, 2011, August 15, 2016 or August 15, 2021, note holders may require us to repurchase the notes for an amount equal to the principal amount of the notes plus any accrued and unpaid interest up to, but excluding, the repurchase date.

We used the net proceeds from the issuance to repay in full our mortgage debt outstanding with Woodman of the World Life Insurance Society totaling approximately $15.3 million; with an interest rate of 8.86% and an original maturity of September 2010. We also repaid all amounts outstanding under our unsecured lines of credit and a $53.5 million variable rate unsecured term loan with Wells Fargo with a weighted average interest rate of approximately 6.3%. As a result of the early repayment, we recognized a charge for the early extinguishment of the mortgages and term loan of approximately $917,000. The charge, which is included in interest expense, consisted of a prepayment premium of approximately $609,000 and the write-off of deferred loan fees totaling approximately $308,000.

At December 31, 2006, approximately 73% of our outstanding long-term debt represented unsecured borrowings and approximately 57% of the gross book value of our real estate portfolio was unencumbered.

We intend to retain the ability to raise additional capital, including public debt or equity, to pursue attractive investment opportunities that may arise and to otherwise act in a manner that we believe to be in our shareholders' best interests. During the third quarter of 2006, we updated our shelf registration as a well known seasoned issuer where we will be able to register unspecified amounts of different classes of securities on Form S-3. To generate capital to reinvest into other attractive investment opportunities, we may also consider the use of additional operational and developmental joint ventures, the sale or lease of outparcels on our existing properties and the sale of certain properties that do not meet our long-term investment criteria.

During the third quarter of 2006, we closed on unsecured lines of credit of $25 million each with Branch Banking and Trust Co. and SunTrust Bank. As of December 31, 2006, we maintained unsecured lines of credit that provided for unsecured borrowings of up to $200 million. All of our lines of credit have maturity dates of June 2009 or later. Based on cash provided by operations, existing credit facilities, ongoing negotiations with certain financial institutions and our ability to sell debt or equity subject to market conditions, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2007.

We anticipate that adequate cash will be available to fund our operating and administrative expenses, regular debt service obligations, and the payment of dividends in accordance with REIT requirements in both the short and long term. Although we receive most of our rental payments on a monthly basis, distributions to shareholders are made quarterly and interest payments on the senior, unsecured notes are made semi-annually. Amounts accumulated for such payments will be used in the interim to reduce any outstanding borrowings under the existing lines of credit or invested in short-term money market or other suitable instruments.

Contractual Obligations and Commercial Commitments

The following table details our contractual obligations over the next five years and thereafter as of December 31, 2006 (in thousands):

Contractual Obligations	2007	2008	2009	2010	2011	Thereafter	Total
Debt	$ 3,791	$ 272,679	$ ---	$ ---	$ ---	$ 399,500	$ 675,970
Operating leases	3,382	2,997	2,578	2,281	2,192	69,552	82,982
Preferred share dividends (1)	5,625	5,625	5,625	80,625	---	---	97,500
Interest payments	41,782	36,801	25,544	20,981	20,981	145,594	291,683
	$ 54,580	$ 318,102	$ 33,747	$103,887	$ 23,173	$ 614,646	$ 1,148,135

(1) Preferred share dividends reflect cumulative dividends on our Class C Preferred Shares on which we pay an annual dividend of $1.875 per share on 3,000,000 outstanding shares as of December 31, 2006. The Class C Preferred Shares are redeemable at the option of the Company for $25.00 per share after the respective optional redemption date. The future obligations include future dividends on preferred shares through the optional redemption date and the redemption amount is included on the optional redemption date.

In addition to the contractual payment obligations shown in the table above, we also have a property under development and several in the process of being expanded or renovated. To complete these projects we expect to incur approximately $104.2 million of costs in 2007 and $20.3 million in 2008. The timing of these expenditures may vary due to delays in construction or acceleration of the opening date of a particular project.

Our debt agreements require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% on a cumulative basis. We have historically been and currently are in compliance with all of our debt covenants. We expect to remain in compliance with all our existing debt covenants; however, should circumstances arise that would cause us to be in default, the various lenders would have the ability to accelerate the maturity on our outstanding debt.

We currently maintain six unsecured credit facilities with major national banking institutions, totaling $200 million. As of December 31, 2006, no amounts were outstanding under these credit facilities. As of February 1, 2007, all six credit facilities will expire in June 2009 or later.

We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code, or the Code. A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. Based on our 2006 taxable income to shareholders, we were required to distribute approximately $29.1 million in order to maintain our REIT status as described above. We distributed approximately $41.5 million to common shareholders which significantly exceeds our required distributions. If events were to occur that would cause our dividend to be reduced, we believe we still have an adequate margin regarding required dividend payments based on our historic dividend and taxable income levels to maintain our REIT status.

Off-Balance Sheet Arrangements

We are party to a joint and several guarantee with respect to the construction loan obtained by Tanger Wisconsin Dells during the first quarter of 2006, which currently has a balance of $28.9 million. We are also party to a joint and several guarantee with respect to the loan obtained by Deer Park which currently has a balance of $35.4 million. See "Joint Ventures" section above for further discussion of off-balance sheet arrangements and their related guarantees. Our pro-rata portion of the TWMB mortgage secured by the center is $17.9 million. There is no guarantee provided for the TWMB mortgage by us.

Related Party Transactions

As noted above in "Unconsolidated Joint Ventures", we are 50% owners of the TWMB and Tanger Wisconsin Dells joint ventures. TWMB and Tanger Wisconsin Dells pay us management, leasing, marketing and development fees, which we believe approximate current market rates, for services provided to the joint ventures. During 2006, 2005 and 2004, we recognized approximately $410,000, $327,000 and $288,000 in management fees, $188,000, $6,000 and $212,000 in leasing fees, $86,000, $66,000 and $55,000 in marketing fees and $304,000, $0 and $28,000 in development fees, respectively.

TFLP is a related party which holds a limited partnership interest in and is the minority owner of the Operating Partnership. Stanley K. Tanger, the Company's Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP. The only material related party transaction with TFLP is the payment of quarterly distributions of earnings which were $8.1 million, $7.8 million and $7.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include our accounts, our wholly-owned subsidiaries, as well as the Operating Partnership and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures that represent non-controlling ownership interests are accounted for using the equity method of accounting. Under the provisions of FIN 46R, we were considered the primary beneficiary of our joint venture, COROC. Therefore, the results of operations and financial position of COROC were included in our Consolidated Financial Statements prior to November 2005 when we acquired the remaining two-thirds interest in the joint venture.

In 2003, the FASB issued FIN 46R which clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46R were effective for all variable interests in variable interest entities in 2004 and thereafter. We have evaluated Deer Park, Tanger Wisconsin Dells and TWMB and have determined that under the current facts and circumstances we are not required to consolidate these entities under the provisions of FIN 46R. Should certain facts and circumstances change and we were required to consolidated any or all of these entities under FIN 46R, it could have a material impact on our consolidated balance sheets.

Acquisition of Real Estate

In accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations", or FAS 141, we allocate the purchase price of acquisitions based on the fair value of land, building, tenant improvements, debt and deferred lease costs and other intangibles, such as the value of leases with above or below market rents, origination costs associated with the in-place leases, and the value of in-place leases and tenant relationships, if any. We depreciate the amount allocated to building, deferred lease costs and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The values of below market leases that are considered to have renewal periods with below market rents are amortized over the remaining term of the associated lease plus the renewal periods. The value associated with in-place leases is amortized over the remaining lease term and tenant relationships is amortized over the expected term, which includes an estimated probability of the lease renewal. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related deferred lease costs is written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.

If we do not allocate appropriately to the separate components of rental property, deferred lease costs and other intangibles or if we do not estimate correctly the total value of the property or the useful lives of the assets, our computation of depreciation and amortization expense may be significantly understated or overstated.

Cost Capitalization

In accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases—an amendment of FASB Statements No. 13, 60, and 65 and a rescission of FASB Statement No. 17", we capitalize all incremental, direct fees and costs incurred to originate operating leases, including certain general and overhead costs, as deferred charges. The amount of general and overhead costs we capitalize is based on our estimate of the amount of costs directly related to executing these leases. We amortize these costs to expense over the estimated average minimum lease term.

We capitalize all costs incurred for the construction and development of properties, including certain general and overhead costs and interest costs. The amount of general and overhead costs we capitalize is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable.

If we incorrectly estimate the amount of costs to capitalize, we could significantly overstate or understate our financial condition and results of operations.

Impairment of Long-Lived Assets

Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. If we do not recognize impairments at appropriate times and in appropriate amounts, our consolidated balance sheet may overstate the value of our long-lived assets. We believe that no impairment existed at December 31, 2006.

Revenue Recognition

Base rentals are recognized on a straight-line basis over the term of the lease. Substantially all leases contain provisions which provide additional rents based on each tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized as revenue from the time payment is received until the tenant vacates the space.

New Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109", or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We have evaluated FIN 48 and currently do not expect it to have a material impact on our financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", or SAB 108. SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement ("rollover") and balance sheet ("iron curtain") approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 did not have an impact on our results from operations or financial position.

Funds from Operations

Funds from Operations, or FFO, represents income before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures.

FFO is intended to exclude historical cost depreciation of real estate computed in accordance with Generally Accepted Accounting Principles, or GAAP, which assumes that the value of real estate assets diminish ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, any of which present FFO when reporting their results. FFO is widely used by us and others in our industry to evaluate and price potential acquisition candidates. The National Association of Real Estate Investment Trusts, Inc., of which we are a member, has encouraged its member companies to report their FFO as a supplemental, industry-wide standard measure of REIT operating performance. In addition, a percentage of bonus compensation to certain members of management is based on our FFO performance.

FFO has significant limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- FFO does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- FFO does not reflect changes in, or cash requirements for, our working capital needs;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and FFO does not reflect any cash requirements for such replacements;
- FFO does not reflect the impact of earnings or charges resulting from matters which may not be indicative of our ongoing operations; and
- Other companies in our industry may calculate FFO differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, FFO should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or our dividend paying capacity. We compensate for these limitations by relying primarily on our GAAP results and using FFO only supplementally. See the Statements of Cash Flow included in our consolidated financial statements.

Below is a reconciliation of FFO to net income for the years ended December 31, 2006, 2005 and 2004 as well as other data for those respective periods (in thousands):

	2006	2005	2004
Funds from Operations:			
Net income	$ 37,309	$ 5,089	$ 7,046
Adjusted for:			
Minority interest in operating partnership	3,996	1,348	1,457
Minority interest adjustment – consolidated joint venture	---	(315)	(180)
Minority interest, depreciation and amortization attributable to discontinued operations	2,444	1,210	1,410
Depreciation and amortization uniquely significant to real estate – consolidated	56,938	47,916	50,491
Depreciation and amortization uniquely significant to real estate – unconsolidated joint ventures	1,825	1,493	1,334
(Gain) loss on sale of real estate	(13,833)	3,843	1,460
Funds from operations (1)	88,679	60,584	63,018
Preferred share dividends	(5,433)	(538)	---
Funds from operations available to common shareholders	$ 83,246	$ 60,046	$ 63,018
Weighted average shares outstanding (2)	37,148	34,713	33,328

(1) The years ended December 31, 2006, 2005 and 2004 include gains on sales of outparcels of land of $402, $1,554 and $1,510, respectively.
(2) Assumes the partnership units of the Operating Partnership held by the minority interest and share and unit options are converted to common shares of the Company.

Economic Conditions and Outlook

The majority of our leases contain provisions designed to mitigate the impact of inflation. Such provisions include clauses for the escalation of base rent and clauses enabling us to receive percentage rentals based on tenants' gross sales (above predetermined levels, which we believe often are lower than traditional retail industry standards) which generally increase as prices rise. Most of the leases require the tenant to pay their share of property operating expenses, including common area maintenance, real estate taxes, insurance and advertising and promotion, thereby reducing exposure to increases in costs and operating expenses resulting from inflation.

While factory outlet stores continue to be a profitable and fundamental distribution channel for brand name manufacturers, some retail formats are more successful than others. As typical in the retail industry, certain tenants have closed, or will close, certain stores by terminating their lease prior to its natural expiration or as a result of filing for protection under bankruptcy laws.

During 2007, we have approximately 1,548,000 square feet, or 18%, of our portfolio coming up for renewal. If we were unable to successfully renew or release a significant amount of this space on favorable economic terms, the loss in rent could have a material adverse effect on our results of operations.

We renewed 83% of the 1,760,000 square feet that came up for renewal in 2006 with the existing tenants at a 8% increase in the average base rental rate compared to the expiring rate. We also re-tenanted 465,000 square feet during 2006 at a 17% increase in the average base rental rate.

Existing tenants' sales have remained stable and renewals by existing tenants have remained strong. The existing tenants have already renewed approximately 613,000, or 40%, of the square feet scheduled to expire in 2007 as of February 1, 2007. In addition, we continue to attract and retain additional tenants. Our factory outlet centers typically include well-known, national, brand name companies. By maintaining a broad base of creditworthy tenants and a geographically diverse portfolio of properties located across the United States, we reduce our operating and leasing risks. No one tenant (including affiliates) accounts for more than 6% of our combined base and percentage rental revenues. Accordingly, we do not expect any material adverse impact on our results of operations and financial condition as a result of leases to be renewed or stores to be released.

As of December 31, 2006 and 2005, occupancy at our wholly owned, stabilized centers was 98% and 97%, respectively. Consistent with our long-term strategy of re-merchandising centers, we will continue to hold space off the market until an appropriate tenant is identified. While we believe this strategy will add value to our centers in the long-term, it may reduce our average occupancy rates in the near term.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We may periodically enter into certain interest rate protection and interest rate swap agreements to effectively convert floating rate debt to a fixed rate basis and to hedge anticipated future financings. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

In September 2005, we entered into two forward starting interest rate lock protection agreements to hedge risks related to anticipated future financings in 2005 and 2008. The 2005 agreement locked the US Treasury index rate at 4.279% on a notional amount of $125 million for 10 years from such date in December 2005. This lock was unwound in the fourth quarter of 2005 in conjunction with the issuance of the $250 million senior unsecured notes due in 2015 and, as a result, we received a cash payment of $3.2 million. The gain was recorded in other comprehensive income and is being amortized into earnings using the effective interest method over a 10 year period that coincides with the interest payments associated with the senior unsecured notes due in 2015. The 2008 agreement locked the US Treasury index rate at 4.526% on a notional amount of $100 million for 10 years from such date in July 2008. In November 2005, we entered into an additional agreement which locked the US Treasury index rate at 4.715% on a notional amount of $100 million for 10 years from such date in July 2008. We anticipate unsecured debt transactions of at least the notional amount to occur in the designated periods.

The fair value of the interest rate protection agreements represents the estimated receipts or payments that would be made to terminate the agreement. At December 31, 2006, we would have received approximately $743,000 if we terminated the agreements. If the US Treasury rate index decreased 1% and we were to terminate the agreements, we would have to pay $14.9 million to do so. The fair value is based on dealer quotes, considering current interest rates and remaining term to maturity. We do not intend to terminate the agreements prior to their maturity because we plan on entering into the debt transactions as indicated.

During March 2005, TWMB, entered into an interest rate swap agreement with a notional amount of $35 million for five years to hedge floating rate debt on the permanent financing that was obtained in April 2005. Under this agreement, TWMB receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 4.59%. This swap effectively changes the rate of interest on $35 million of variable rate mortgage debt to a fixed rate debt of 5.99% for the contract period.

The fair value of the interest rate swap agreement represents the estimated receipts or payments that would be made to terminate the agreement. At December 31, 2006, TWMB would have received approximately $411,000 if the agreement was terminated. If the 30 day LIBOR index decreased 1% and TWMB were to terminate the agreement, TWMB would have to pay $634,000 to do so. The fair value is based on dealer quotes, considering current interest rates and remaining term to maturity. TWMB does not intend to terminate the interest rate swap agreement prior to its maturity. The fair value of this derivative is currently recorded as a liability in TWMB's balance sheet; however, if held to maturity, the value of the swap will be zero at that time.

The fair market value of long-term fixed interest rate debt is subject to market risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term debt at December 31, 2006 was $723.5 million and its recorded value was $678.6 million. A 1% increase from prevailing interest rates at December 31, 2006 would result in a decrease in fair value of total long-term debt by approximately $46.0 million. Fair values were determined from quoted market prices, where available, using current interest rates considering credit ratings and the remaining terms to maturity.

The following table summarizes the notional values and fair values of our derivative financial instruments as of December 31, 2006.

Financial Instrument Type	Notional Amount	Rate	Maturity	Fair Value
TANGER PROPERTIES LIMITED PARTNERSHIP				
US Treasury Lock	$100,000,000	4.526%	July 2008	$ 967,000
US Treasury Lock	$100,000,000	4.715%	July 2008	$ (224,000)
TWMB, ASSOCIATES, LLC				
LIBOR Interest Rate Swap (1)	$ 35,000,000	4.59%	March 2010	$ 411,000

(1) Amount represents fair value at TWMB Associates, LLC, in which we have a 50% ownership interest.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is set forth on the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.Controls and Procedures

(a) Evaluation of disclosure control procedures.

The Chief Executive Officer, Stanley K. Tanger, and Chief Financial Officer, Frank C. Marchisello Jr., evaluated the effectiveness of the registrant's disclosure controls and procedures on December 31, 2006 and concluded that, as of that date, the registrant's disclosure controls and procedures were effective to ensure that the information the registrant is required to disclose in its filings with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the registrant in the reports that it files under the Exchange Act is accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's report on internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting appears on page F-1.

(c) There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

All information required to be disclosed in a report on form 8-K during the fourth quarter of 2006 was reported.

PART III

Certain information required by Part III is omitted from this Report in that the registrant will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference.

Item 10. Directors, Executive Officers and Corporate Governance

The information concerning our directors required by this Item is incorporated herein by reference to our Proxy Statement to be filed with respect to our Annual Meeting of Shareholders which is expected to be held on May 18, 2007.

The information concerning our executive officers required by this Item is incorporated herein by reference herein to the section in Part I, Item 4, entitled "Executive Officers of the Registrant".

The information regarding compliance with Section 16 of the Securities and Exchange Act of 1934 is incorporated herein to our Proxy Statement to be filed with respect to our Annual Meeting of Shareholders which is expected to be held on May 18, 2007.

The information concerning our Company Code of Ethics required by this Item is incorporated herein by reference to our Proxy Statement to be filed with respect to our Annual Meeting of Shareholders which is expected to be held on May 18, 2007.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with respect to our Annual Meeting of Shareholders which is expected to be held on May 18, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information required by this Item is incorporated by reference herein to our Proxy Statement to be filed with respect to our Annual Meeting of Shareholders which is expected to be held on May 18, 2007.

The following table provides information as of December 31, 2006 with respect to compensation plans under which the Company's equity securities are authorized for issuance:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	491,300	$ 18.20	1,895,370
Equity compensation plans not approved by security holders	---	---	---
Total	491,300	$ 18.20	1,895,370

Item 13. Certain Relationships, Related Transactions and Director Independence

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with respect to our Annual Meeting of Shareholders which is expected to be held on May 18, 2007.

Item 14. Principal Accounting Fees and Services

The information required by Item 9(e) of Schedule 14A is incorporated herein by reference to our Proxy Statement to be filed with respect to our Annual Meeting of Shareholders which is expected to be held on May 18, 2007.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as a part of this report:

1. Financial Statements

Management's Report on Internal Control over Financial Reporting	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets-December 31, 2006 and 2005	F-4
Consolidated Statements of Operations- Years Ended December 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Shareholders' Equity- Years Ended December 31, 2006, 2005 and 2004	F-6
Consolidated Statements of Cash Flows- Years Ended December 31, 2006, 2005 and 2004	F-7
Notes to Consolidated Financial Statements	F-8 to F-30

2. Financial Statement Schedule

Schedule III Real Estate and Accumulated Depreciation	F-31 to F-32

All other schedules have been omitted because of the absence of conditions under which they are required or because the required information is given in the above-listed financial statements or notes thereto.

3. Exhibits

Exhibit No.	Description
2.1	Purchase and Sale Agreement between COROC Holdings, LLC and various entities dated October 3, 2003. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated December 8, 2003.)
2.2	Purchase and Sale Agreement for interests in COROC Holdings, LLC between BROC Portfolio, L.L.C. and Tanger COROC, LLC dated August 22, 2005 (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.)
3.1	Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.)
3.1A	Amendment to Amended and Restated Articles of Incorporation dated May 29, 1996. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.)
3.1B	Amendment to Amended and Restated Articles of Incorporation dated August 20, 1998. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.)
3.1C	Amendment to Amended and Restated Articles of Incorporation dated September 30, 1999. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
3.1D	Amendment to Amended and Restated Articles of Incorporation dated November 10, 2005. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated November 11, 2005.)
3.2	Restated By-Laws of the Company. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
3.3	Amended and Restated Agreement of Limited Partnership for Tanger Properties Limited Partnership dated November 11, 2005. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated November 21, 2005.)
4.1	Rights Agreement, dated as of August 20, 1998, between Tanger Factory Outlet Centers, Inc. and BankBoston, N.A., which includes the form of Articles of Amendment to the Amended and Restated Articles of Incorporation, designating the preferences, limitations and relative rights of the Class B Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C. (Incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form 8-A, filed August 24, 1998.)
4.1A	Amendment to Rights Agreement, dated as of October 30, 2001. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.)
4.2	Form of Senior Indenture. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated March 6, 1996.)

4.2A	Form of First Supplemental Indenture (to Senior Indenture). (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated March 6, 1996.)
4.2B	Form of Second Supplemental Indenture (to Senior Indenture) dated October 24, 1997 among Tanger Properties Limited Partnership, Tanger Factory Outlet Centers, Inc. and State Street Bank & Trust Company. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated October 24, 1997.)
4.2C	Form of Third Supplemental Indenture (to Senior Indenture) dated February 15, 2001. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated February 16, 2001.)
4.2D	Form of Fourth Supplemental Indenture (to Senior Indenture) dated November 5, 2005.
4.2E	Form of Fifth Supplemental Indenture (to Senior Indenture) dated August 16, 2006.
10.1	Amended and Restated Incentive Award Plan of Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership, effective May 14, 2004. (Incorporated by reference to the Appendix A of the Company's definitive proxy statement filed on Schedule 14A dated April 12, 2004.)
10.3	Form of Stock Option Agreement between the Company and certain Directors. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.)
10.4	Form of Unit Option Agreement between the Operating Partnership and certain employees. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.)
10.5	Amended and Restated Employment Agreement for Stanley K. Tanger, as of January 1, 2004. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.)
10.6	Amended and Restated Employment Agreement for Steven B. Tanger, as of January 1, 2004. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.)
10.7	Amended and Restated Employment Agreement for Frank C. Marchisello, Jr., as of January 1, 2004. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.)
10.8	Amended and Restated Employment Agreement for Lisa J. Morrison, dated May 9, 2006. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.)
10.9	Amended and Restated Employment Agreement for Joe Nehmen, as of January 1, 2003. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.)
10.11	Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger. (Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-11 filed May 27, 1993, as amended.)
10.11A	Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger. (Incorporated by reference to the exhibits to the

Company's Annual Report on Form 10-K for the year ended December 31, 1995.)

10.11B Second Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated September 4, 2002. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.)

10.11C Third Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated December 5, 2003. (Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.)

10.11D Fourth Amendment to Registration Rights Agreement among the Company, the Tanger Family Limited Partnership and Stanley K. Tanger dated August 8, 2006. (Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-3, dated August 9, 2006.)

10.12 Agreement Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. (Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-11 filed May 27, 1993, as amended.)

10.13 Assignment and Assumption Agreement among Stanley K. Tanger, Stanley K. Tanger & Company, the Tanger Family Limited Partnership, the Operating Partnership and the Company. (Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-11 filed May 27, 1993, as amended.)

10.14 Promissory Notes by and between the Operating Partnership and John Hancock Mutual Life Insurance Company aggregating $66,500,000. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.)

10.15 COROC Holdings, LLC Limited Liability Company Agreement dated October 3, 2003. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated December 8, 2003.)

10.16 Form of Shopping Center Management Agreement between owners of COROC Holdings, LLC and Tanger Properties Limited Partnership. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated December 8, 2003.)

10.17 Form of Restricted Share Agreement between the Company and certain Officers. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.)

10.18 Form of Restricted Share Agreement between the Company and certain Officers with certain performance criteria vesting. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.)

10.19 Form of Restricted Share Agreement between the Company and certain Directors. (Incorporated by reference to the exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.)

10.20 Purchase Agreement between Tanger Factory Outlet Centers, Inc. and Cohen & Steers Capital Management, Inc. relating to a registered direct offering of 3,000,000 of the Company's common shares dated August 30, 2005. (Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated August 30, 2005.)

21.1 List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP.
31.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002.
31.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002.
32.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.
32.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANGER FACTORY OUTLET CENTERS, INC.

By: /s/ Stanley K. Tanger
Stanley K. Tanger
Chairman of the Board and
Chief Executive Officer

February 27, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Stanley K. Tanger Stanley K. Tanger	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 27, 2007
/s/ Steven B. Tanger Steven B. Tanger	Director, President and Chief Operating Officer	February 27, 2007
/s/ Frank C. Marchisello, Jr. Frank C. Marchisello Jr.	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 27, 2007
/s/ Jack Africk Jack Africk	Director	February 27, 2007
/s/ William G. Benton William G. Benton	Director	February 27, 2007
/s/ Thomas E. Robinson Thomas E. Robinson	Director	February 27, 2007
/s/ Allan L. Schuman Allan L. Schuman	Director	February 27, 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2006. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2006 based on the criteria in Internal Control-Integrated Framework issued by COSO.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

February 27, 2007

/s/ Stanley K. Tanger
Stanley K. Tanger
Chairman of the Board of Directors and Chief Executive Officer

/s/ Frank C. Marchisello Jr.
Frank C. Marchisello Jr.
Executive Vice President, Chief Financial Officer and Secretary

Report of Independent Registered Public Accounting Firm

To the Shareholders' and Board of Directors of Tanger Factory Outlet Centers, Inc.:

We have completed integrated audits of Tanger Factory Outlet Center's consolidated financial statements and of its internal control over financial reporting as of 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated balance sheets, and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tanger Factory Outlet Centers, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 27, 2007

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2006	December 31, 2005
ASSETS		
Rental property		
Land	$ 130,137	$ 120,715
Buildings, improvements and fixtures	1,068,070	1,004,545
Construction in progress	18,640	27,606
	1,216,847	1,152,866
Accumulated depreciation	(275,372)	(253,765)
Rental property, net	941,475	899,101
Cash and cash equivalents	8,453	2,930
Assets held for sale	---	2,637
Investments in unconsolidated joint ventures	14,451	13,020
Deferred charges, net	55,089	64,555
Other assets	21,409	18,362
Total assets	$ 1,040,877	$ 1,000,605
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY		
Liabilities		
Debt		
Senior, unsecured notes (net of discount of $832 and $901, respectively)	$ 498,668	$ 349,099
Mortgages payable (including premium of $3,441 and $5,771, respectively)	179,911	201,233
Unsecured note	---	53,500
Unsecured lines of credit	---	59,775
Total debt	678,579	663,607
Construction trade payables	23,504	13,464
Accounts payable and accrued expenses	25,094	23,954
Total liabilities	727,177	701,025
Commitments and contingencies		
Minority interest in operating partnership	39,024	49,366
Shareholders' equity		
Preferred shares, 7.5% Class C, liquidation preference $25 per share, 8,000,000 authorized, 3,000,000 and 2,200,000 shares issued and outstanding at December 31, 2006 and 2005, respectively	75,000	55,000
Common shares, $.01 par value, 50,000,000 authorized, 31,041,336 and 30,748,716 shares issued and outstanding at December 31, 2006 and 2005, respectively	310	307
Paid in capital	346,361	338,688
Distributions in excess of earnings	(150,223)	(140,738)
Deferred compensation	---	(5,501)
Accumulated other comprehensive income	3,228	2,458
Total shareholders' equity	274,676	250,214
Total liabilities, minority interest and shareholders' equity	$ 1,040,877	$ 1,000,605

The accompanying notes are an integral part of these consolidated financial statements.

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the years ended December 31,		
	2006	**2005**	**2004**
REVENUES			
Base rentals	$ 138,696	$ 131,227	$ 127,291
Percentage rentals	7,188	6,346	5,269
Expense reimbursements	58,522	55,415	51,277
Other income	7,305	5,773	6,646
Total revenues	211,711	198,761	190,483
EXPENSES			
Property operating	68,702	62,744	57,720
General and administrative	16,707	13,841	12,849
Depreciation and amortization	57,203	48,165	50,713
Total expenses	142,612	124,750	121,282
Operating income	69,099	74,011	69,201
Interest expense (including prepayment premium and deferred loan cost write off of $917 and $9,866 in 2006 and 2005, respectively)	40,775	42,927	35,117
Income before equity in earnings of unconsolidated joint ventures, minority interests, discontinued operations and loss on sale of real estate	28,324	31,084	34,084
Equity in earnings of unconsolidated joint ventures	1,268	879	1,042
Minority interests			
Consolidated joint venture	---	(24,043)	(27,144)
Operating partnership	(3,996)	(1,348)	(1,457)
Income from continuing operations	25,596	6,572	6,525
Discontinued operations, net of minority interest	11,713	2,360	521
Income before loss on sale of real estate	37,309	8,932	7,046
Loss on sale of real estate, net of minority interest	---	(3,843)	---
Net income	37,309	5,089	7,046
Less applicable preferred share dividends	(5,433)	(538)	---
Net income available to common shareholders	$ 31,876	$ 4,551	$ 7,046
Basic earnings per common share:			
Income from continuing operations	$ .66	$ .08	$ .24
Net income	1.04	.16	.26
Diluted earnings per share:			
Income from continuing operations	$ .65	$ .08	$ .24
Net income	1.03	.16	.26

The accompanying notes are an integral part of these consolidated financial statements.

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share and per share data)

	Preferred shares	Common shares	Paid in capital	Distributions in excess of earnings	Deferred compensation	Accumulated other comprehensive income	Total shareholders' equity
Balance, December 31, 2003	$ -	$ 260	$ 249,940	$ (82,737)	$ -	$ (45)	$ 167,41
Comprehensive income:							
Net income	-	-	-	7,046	-	-	7,04
Other comprehensive income	-	-	-	-	-	45	4
Total comprehensive income	-	-	-	7,046	-	45	7,09
Compensation under Incentive Award Plan	-	-	54	-	1,422	-	1,47
Issuance of 619,480 common shares upon exercise of unit options	-	6	8,160	-	-	-	8,16
Issuance of 690,000 common shares, net of issuance costs of $799	-	6	13,167	-	-	-	13,17
Grant of share and unit options, net of forfeitures, and 212,250 restricted shares	-	2	5,395	-	(5,397)	-	
Adjustment for minority interest in Operating Partnership	-	-	(2,376)	-	-	-	(2,37
Common dividends ($1.245 per share)	-	-	-	(33,815)	-	-	(33,81
Balance, December 31, 2004	-	274	274,340	(109,506)	(3,975)	-	161,13
Comprehensive income:							
Net income	-	-	-	5,089	-	-	5,08
Other comprehensive income	-	-	-	-	-	2,458	2,45
Total comprehensive income	-	-	-	5,089	-	2,458	7,54
Compensation under Incentive Award Plan	-	-	10	-	1,555	-	1,56
Issuance of 167,700 common shares upon exercise of unit options	-	2	2,193	-	-	-	2,19
Issuance of 2,200,000 7.5% Class C preferred shares, net of issuance costs of $1,984	55,000	-	(1,984)	-	-	-	53,01
Issuance of 3,000,000 common shares, net of issuance costs of $172	-	30	81,068	-	-	-	81,09
Grant of share options, net of forfeitures, and 138,000 restricted shares	-	1	3,080	-	(3,081)	-	
Adjustment for minority interest in Operating Partnership	-	-	(20,019)	-	-	-	(20,01
Common dividends ($1.28 per share)	-	-	-	(36,321)	-	-	(36,32
Balance, December 31, 2005	55,000	307	338,688	(140,738)	(5,501)	2,458	250,21
Comprehensive income:							
Net income	-	-	-	37,309	-	-	37,30
Other comprehensive income	-	-	-	-	-	770	77
Total comprehensive income	-	-	-	37,309	-	770	38,07
Reclassification of deferred compensation	-	-	(5,501)	-	5,501	-	
Compensation under Incentive Award Plan	-	-	2,675	-	-	-	2,67
Issuance of 130,620 common shares upon exercise of unit options	-	1	2,381	-	-	-	2,38
Issuance of 800,000 7.5% Class C preferred shares, net of issuance costs of $555	20,000	-	(555)	-	-	-	19,44
Grant of 162,000 restricted shares, net of forfeitures	-	2	(2)	-	-	-	
Adjustment for minority interest in Operating Partnership	-	-	8,675	-	-	-	8,67
Preferred dividends ($1.8802 per share)	-	-	-	(5,262)	-	-	(5,26
Common dividends ($1.343 per share)	-	-	-	(41,532)	-	-	(41,53
Balance, December 31, 2006	$ 75,000	$ 310	$ 346,361	$ (150,223)	$ -	$ 3,228	$ 274,67

The accompanying notes are an integral part of these consolidated financial statements.

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,		
	2006	2005	2004
OPERATING ACTIVITIES:			
Net income	$ 37,309	$ 5,089	$ 7,046
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including discontinued operations)	57,319	48,888	51,999
Amortization of deferred financing costs	1,702	1,691	1,454
Equity in earnings of unconsolidated joint ventures	(1,268)	(879)	(1,042)
Distributions received from unconsolidated joint ventures	2,300	2,000	1,975
Consolidated joint venture minority interest	---	24,043	27,144
Operating partnership minority interest (including discontinued operations)	6,324	988	1,580
Compensation expense related to restricted shares and share options granted	2,675	1,565	1,476
Amortization of debt premiums and discounts, net	(2,507)	(2,719)	(2,506)
(Gain) loss on sale of real estate	(13,833)	4,690	1,460
Gain on sale of outparcels of land	(402)	(1,554)	(1,510)
Net accretion of market rent rate adjustment	(1,464)	(741)	(1,065)
Straight-line base rent adjustment	(2,219)	(1,750)	(389)
Increases (decreases) due to changes in:			
Other assets	259	(4,024)	(1,889)
Accounts payable and accrued expenses	2,195	6,615	(917)
Net cash provided by operating activities	88,390	83,902	84,816
INVESTING ACTIVITIES:			
Acquisition of interest in COROC joint venture	---	(285,974)	---
Additions of rental properties	(78,929)	(44,092)	(15,836)
Additions to investments in unconsolidated joint ventures	(2,020)	(7,090)	---
Additions to deferred lease costs	(3,260)	(3,218)	(1,973)
Net proceeds from sales of real estate	21,378	3,811	20,416
Net cash (used in) provided by investing activities	(62,831)	(336,563)	2,607
FINANCING ACTIVITIES:			
Cash dividends paid	(46,794)	(36,321)	(33,815)
Distributions to consolidated joint venture minority interest	---	(21,386)	(22,619)
Distributions to operating partnership minority interest	(8,145)	(7,766)	(7,554)
Net proceeds from sale of preferred shares	19,445	53,016	---
Net proceeds from sale of common shares	---	81,098	13,173
Contributions from minority interest partner in consolidated joint venture	---	800	---
Proceeds from borrowings and issuance of debt	279,175	518,027	88,600
Repayments of debt	(261,942)	(338,865)	(138,406)
Additions to deferred financing costs	(4,157)	(2,534)	(701)
Proceeds from settlement of US Treasury rate lock	---	3,224	---
Proceeds from exercise of share and unit options	2,382	2,195	8,166
Net cash (used in) provided by financing activities	(20,036)	251,488	(93,156)
Net increase (decrease) in cash and cash equivalents	5,523	(1,173)	(5,733)
Cash and cash equivalents, beginning of year	2,930	4,103	9,836
Cash and cash equivalents, end of year	$ 8,453	$ 2,930	$ 4,103

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization of the Company

Tanger Factory Outlet Centers, Inc. and subsidiaries is one of the largest owners and operators of factory outlet centers in the United States. We are a fully-integrated, self-administered and self-managed real estate investment trust, or REIT, that focuses exclusively on developing, acquiring, owning, operating and managing factory outlet shopping centers. As of December 31, 2006, we owned 30 outlet centers, with a total gross leasable area, or GLA, of approximately 8.4 million square feet. All reference to gross leasable area and square feet contained in the notes to the consolidated financial statements are unaudited. These factory outlet centers were 98% occupied and contained over 1,800 stores, representing approximately 380 store brands. Also, we owned a 50% interest in two outlet centers with a total GLA of approximately 667,000 square feet and managed for a fee three outlet centers with a GLA of approximately 293,000 square feet.

Our factory outlet centers and other assets are held by, and all of our operations are conducted by, Tanger Properties Limited Partnership and subsidiaries. Accordingly, the descriptions of our business, employees and properties are also descriptions of the business, employees and properties of the Operating Partnership. Unless the context indicates otherwise, the term "Company" refers to Tanger Factory Outlet Centers, Inc. and subsidiaries and the term "Operating Partnership" refers to Tanger Properties Limited Partnership and subsidiaries. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

We own the majority of the units of partnership interest issued by the Operating Partnership through our two wholly-owned subsidiaries, the Tanger GP Trust and the Tanger LP Trust. The Tanger GP Trust controls the Operating Partnership as its sole general partner. The Tanger LP Trust holds a limited partnership interest. The Tanger family, through its ownership of the Tanger Family Limited Partnership, or TFLP, holds the remaining units as a limited partner. Stanley K. Tanger, our Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP.

As of December 31, 2006, our wholly-owned subsidiaries owned 15,520,668 units and TFLP owned the remaining 3,033,305 units. Each TFLP unit is exchangeable for two of our common shares, subject to certain limitations to preserve our status as a REIT.

2. Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include our accounts, our wholly-owned subsidiaries, as well as the Operating Partnership and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures that represent non-controlling ownership interests are accounted for using the equity method of accounting.

In 2003, the Financial Accountings Standards Board, or FASB, issued FASB Interpretation No. 46 (Revised 2003): "Consolidation of Variable Interest Entities: An Interpretation of ARB No. 51", or FIN 46R, which clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46R were effective for all variable interests in variable interest entities in 2004 and thereafter. We were considered the primary beneficiary of our joint venture, COROC Holdings, LLC, or COROC, under the provisions of FIN 46R prior to us purchasing the remaining two-thirds interest in the venture in November 2005. Therefore, the results of operations and financial position of COROC were included in our Consolidated Financial Statements since the acquisition date. We have evaluated Deer Park Enterprise, LLC, or Deer Park, Tanger Wisconsin Dells, LLC, or Tanger Wisconsin Dells and TWMB Associates, LLC, or TWMB, (Note 5) and have determined that under the current facts and circumstances we are not required to consolidate these entities under the provisions of FIN 46R.

Share Split - Our Board of Directors declared a 2 for 1 split of our common shares on November 29, 2004, effected in the form of a share dividend, payable on December 28, 2004. We retained the current par value of $.01 per share for all common shares. All references to the number of shares outstanding, per share amounts and share option data of our common shares have been restated to reflect the effect of the split for all periods presented. Shareholders' equity reflects the split by reclassifying from additional paid-in capital to common shares an amount equal to the par value of the additional shares arising from the split.

Minority Interests – "Minority interest in operating partnership" reflects TFLP's percentage ownership of the Operating Partnership's units. Income is allocated to TFLP based on its respective ownership interest.

The amount reported as minority interest in operating partnership has been adjusted $9.1 million during 2006 to reflect a revised rebalancing of the net assets of the operating partnership ascribed to the minority unit holders as of December 31, 2005. The revision is reflected through paid in capital and had no effect on net income.

Related Parties – We account for related party transactions under the guidance of FASB Statement No. 57 "Related Party Disclosures". TFLP (Note 1) is a related party which holds a limited partnership interest in and is the minority owner of the Operating Partnership. Stanley K. Tanger, the Company's Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP. The only material related party transaction with TFLP is the payment of quarterly distributions of earnings which were $8.1 million, $7.8 million and $7.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The nature of our relationships and the related party transactions for our unconsolidated joint ventures are discussed in Footnote 5.

Reclassifications - Certain amounts in the 2005 and 2004 consolidated statements of operations have been reclassified to the caption "discontinued operations" as required by FASB Statement No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets,", or FAS 144.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating Segments - We aggregate the financial information of all centers into one reportable operating segment because the centers all have similar economic characteristics and provide similar products and services to similar types and classes of customers.

Rental Property - Rental properties are recorded at cost less accumulated depreciation. Costs incurred for the construction and development of properties, including certain general and overhead costs, are capitalized. The amount of general and overhead costs capitalized is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. We generally use estimated lives ranging from 25 to 33 years for buildings and improvements, 15 years for land improvements and seven years for equipment. Expenditures for ordinary maintenance and repairs are charged to operations as incurred while significant renovations and improvements, including tenant finishing allowances, that improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. Interest costs are capitalized during periods of active construction for qualified expenditures based upon interest rates in place during the construction period until construction is substantially complete. Capitalized interest costs are amortized over lives which are consistent with the constructed assets.

In accordance with FASB Statement No. 141 "Business Combinations", or FAS 141, we allocate the purchase price of acquisitions based on the fair value of land, building, tenant improvements, debt and deferred lease costs and other intangibles, such as the value of leases with above or below market rents, origination costs associated with the in-place leases, the value of in-place leases and tenant relationships, if any. We depreciate the amount allocated to building, deferred lease costs and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The values of below market leases that are considered to have renewal periods with below market rents are amortized over the remaining term of the associated lease plus the renewal periods. The value associated with in-place leases is amortized over the remaining lease term and tenant relationships is amortized over the expected term, which includes an estimated probability of the lease renewal. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related deferred lease costs is written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.

Buildings, improvements and fixtures consist primarily of permanent buildings and improvements made to land such as landscaping and infrastructure and costs incurred in providing rental space to tenants. Interest costs capitalized during 2006, 2005 and 2004 amounted to $2.2 million, $665,000 and $201,000, respectively, and development costs capitalized amounted to $944,000, $685,000 and $684,000, respectively. Depreciation expense related to rental property included in income from continuing operations for each of the years ended December 31, 2006, 2005 and 2004 was $40,336,000, $37,530,000 and $37,818,000, respectively.

The pre-construction stage of project development involves certain costs to secure land control and zoning and complete other initial tasks essential to the development of the project. These costs are transferred from other assets to rental property under construction when the pre-construction tasks are completed. Costs of unsuccessful pre-construction or acquisition efforts are charged to operations when the project is abandoned.

Cash and Cash Equivalents - All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash balances at a limited number of banks may periodically exceed insurable amounts. We believe that we mitigate our risk by investing in or through major financial institutions. Recoverability of investments is dependent upon the performance of the issuer. At December 31, 2006, we had a cash equivalent investment in a highly liquid money market account at a major financial institution of $7.7 million.

Deferred Charges - Deferred charges includes deferred lease costs and other intangible assets consisting of fees and costs incurred, including certain general and overhead costs, to originate operating leases and are amortized over the average minimum lease term of 5 years. Deferred lease costs and other intangible assets also include the value of leases and origination costs deemed to have been acquired in real estate acquisitions in accordance with FAS 141. See "Rental Property" under this section above for a discussion. Deferred financing costs include fees and costs incurred to obtain long-term financing and are amortized over the terms of the respective loans using the straight line method which approximates the effective interest method. Unamortized deferred financing costs are charged to expense when debt is retired before the maturity date.

Guarantees of Indebtedness - In November 2002, the FASB issued Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", or FIN 45, which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 applies to all guarantees entered into or modified after December 31, 2002. Based on this criterion, the guarantees of indebtedness by us in Deer Park and Tanger Wisconsin Dells (Note 5) are accounted for under the provisions of FIN 45. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee; this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We recorded at inception the fair value of our guarantees of the Deer Park and Tanger Wisconsin Dells joint venture's debt as a debit to our investment in Deer Park and Tanger Wisconsin Dells and a credit to a liability of approximately $481,000 in total. We have elected to account for the release from obligation under the guarantees by the straight-line method over the life of the guarantees. The recorded values of the guarantees were $331,000 and $46,000 at December 31, 2006 and 2005, respectively.

Impairment of Long-Lived Assets – Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. Fair value is calculated as the estimated, discounted future cash flows associated with the asset. We believe that no impairment existed at December 31, 2006.

Real estate assets designated as held for sale are stated at their fair value less costs to sell or carrying value if greater. We classify real estate as held for sale when it meets the requirements of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", or FAS 144, and our Board of Directors approves the sale of the assets. Subsequent to this classification, no further depreciation is recorded on the assets. The operating results of real estate assets newly designated as held for sale and for assets sold are included in discontinued operations for all periods presented in our results of operations.

Derivatives - We selectively enter into interest rate protection agreements to mitigate changes in interest rates on our variable rate borrowings. The notional amounts of such agreements are used to measure the interest to be paid or received and do not represent the amount of exposure to loss. None of these agreements are used for speculative or trading purposes.

We recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at their fair value in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137 and FAS 138, collectively FAS 133. FAS 133 also requires us to measure the effectiveness, as defined by FAS 133, of all derivatives. We formally document our derivative transactions, including identifying the hedge instruments and hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. At inception and on a quarterly basis thereafter, we assess the effectiveness of derivatives used to hedge transactions. If a cash flow hedge is deemed effective, we record the change in fair value in other comprehensive income. If after assessment it is determined that a portion of the derivative is ineffective, then that portion of the derivative's change in fair value will be immediately recognized in earnings.

Income Taxes - We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code, or the Code. A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. We intend to continue to qualify as a REIT and to distribute substantially all of our taxable income to our shareholders. Accordingly, no provision has been made for Federal income taxes. In November 2005, we issued 7.5% Class C Cumulative Preferred Shares (liquidation preference $25.00 per share), or Class C Preferred Shares. We paid preferred dividends per share of $1.88 in 2006, of which $1.71 was treated as ordinary income and $.17 which was treated as a capital gain distribution.

For income tax purposes, distributions paid to common shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. Dividends per share were taxable as follows:

Common dividends per share:	2006	2005	2004
Ordinary income	$ 1.118	$ .640	$ .448
Capital gain	.123	---	---
Return of capital	.102	.640	.797
	$ 1.343	$ 1.280	$ 1.245

The following reconciles net income available to common shareholders to taxable income available to common shareholders for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Net income available to common shareholders	$ 31,876	$ 4,551	$ 7,046
Book/tax difference on:			
Depreciation and amortization	16,606	7,469	356
Gain (loss) on sale of real estate	(8,812)	167	(1,180)
COROC income allocation	---	5,219	6,237
Stock option compensation	(1,761)	(1,666)	(3,782)
Other differences	(5,574)	(549)	1,287
Taxable income available to common shareholders	$ 32,335	$ 15,191	$ 9,964

Revenue Recognition – Base rentals are recognized on a straight-line basis over the term of the lease. Substantially all leases contain provisions which provide additional rents based on tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized as revenue from the time the payment is received until the tenant vacates the space. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related above or below market lease value will be written off.

We provide management, leasing and development services for a fee for certain properties that are not owned by us or that we partially own through a joint venture. Fees received for these services are recognized as other income when earned.

Concentration of Credit Risk - We perform ongoing credit evaluations of our tenants. Although the tenants operate principally in the retail industry, the properties are geographically diverse. No single tenant accounted for 10% or more of combined base and percentage rental income during 2006, 2005 or 2004.

The Riverhead, New York and Rehoboth Beach, Delaware centers are the only properties that comprise more than 10% of our consolidated gross revenues or consolidated total assets. The center in Riverhead, New York is our only center that comprises more than 10% of our consolidated gross revenues for the year ended December 31, 2006. The Riverhead center, which was originally constructed in 1994 and now totals 729,315 square feet, represented 13% of our consolidated gross revenue for the year ended December 31, 2006. The Rehoboth center, acquired in December 2003, represents 11% of our consolidated total assets as of December 31, 2006. The Rehoboth center is 568,926 square feet. The occupancy rates as of December 31, 2006 for the Riverhead, and Rehoboth Beach centers were 100% and 99%, respectively.

Supplemental Cash Flow Information - We purchase capital equipment and incur costs relating to construction of new facilities, including tenant finishing allowances. Expenditures included in construction trade payables as of December 31, 2006, 2005 and 2004 amounted to $23,504,000, $13,464,000 and $11,918,000, respectively. Interest paid, net of interest capitalized, in 2006, 2005 and 2004 was $40,236,000, $41,503,000 and $36,735,000, respectively. Interest paid for 2006 includes a prepayment premium for the early extinguishment of the Woodman of the World Life Insurance Society mortgage debt (Note 8) of approximately $609,000 which was included in interest expense. Interest paid for 2005 includes a prepayment premium for the early extinguishment of the John Hancock mortgage debt (Note 8) of approximately $9.4 million which was included in interest expense.

A non cash financing activity that occurred in association with the acquisition in 2005 of the final two-thirds interest in COROC was the recording of a reduction in the fair value of debt of $883,000 related to the mortgage assumed in the original COROC transaction.

Accounting for Stock Based Compensation - We may issue non-qualified share options and other share-based awards under the Amended and Restated Incentive Award Plan, or the Incentive Award Plan. Effective January 1, 2006, we adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment", or FAS 123R, under the modified prospective method. Since we had previously accounted for our share-based compensation plan under the fair value provisions of FAS No. 123, our adoption did not significantly impact our financial position or our results of operations. As required by the standard, deferred compensation as of December 31, 2005, which was set forth separately in the Shareholders' equity section of the Consolidated Balance Sheets, was reclassified to additional paid in capital during 2006. Compensation expense recognized in 2006 and for future years is now recorded as an increase to additional paid in capital.

New Accounting Pronouncements - In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109", or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We have evaluated FIN 48 and currently do not expect it to have a material impact on our financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", or SAB 108. SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement ("rollover") and balance sheet ("iron curtain") approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 did not have an impact on our results from operations or financial position.

3. Acquisitions

Abandonment of Acquisition Due Diligence Costs

During 2006, we incurred a $1.5 million charge for the abandonment of acquisition due diligence costs, as we have decided we are no longer in a position to pursue a potential acquisition opportunity. The abandoned acquisitions due diligence costs were incurred in connection with structuring, diligencing and submitting a proposal to acquire a significant portfolio from a public REIT that was exploring its strategic alternatives. The bid was requested, but ultimately not accepted, by the public REIT. These costs were included in property operating expenses in the accompanying Statement of Operations for 2006.

COROC Holdings, LLC

In December 2003, COROC, a joint venture in which we initially had a one-third ownership interest and have consolidated for financial reporting purposes under the provisions of FIN 46R, purchased the 3.3 million square foot Charter Oak portfolio of outlet center properties for $491.0 million, including the assumption of $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million, with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt. We funded the majority of our share of the equity required for the transaction through the issuance of 4.6 million common shares on December 10, 2003, generating approximately $88.0 million in net proceeds. The results of the Charter Oak portfolio have been included in the consolidated financial statements from December 2003.

In November 2005, we purchased for $286.0 million (including acquisition costs) the remaining two-thirds interest in this joint venture. We recorded a debt discount of $883,000 with an effective interest rate of 5.25% to reflect the fair value of the debt deemed to have been acquired in the acquisition. The transaction was funded with a combination of common and preferred shares and senior unsecured notes.

We allocated the purchase price in accordance with FAS 141. Since we previously owned a one-third interest in COROC, the allocation of the purchase price reflects the acquisition of our two-thirds share of the difference between the fair value of the COROC portfolio and underlying book value of the assets and liabilities at the date of acquisition. The following table reconciles the purchase price of $282.5 million to the total assets recorded (in thousands):

Purchase price	$ 282,500
Acquisition costs	3,474
Joint venture partner minority interest	(226,130)
Debt discount	(883)
Total	$ 58,961

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed as of November 2005, the date of acquisition and the weighted average amortization period by major intangible asset class (in thousands):

	Value	Weighted amortization period
Rental property		
Land	$ 7,891	
Buildings, improvements and fixtures	39,478	
Total rental property	47,369	
Deferred lease costs and other intangibles		
Below market lease value	(4,689)	3.5
Lease in place value	6,632	6.4
Tenant Relationships	8,604	7.2
Present value of lease & legal costs	1,045	4.3
Total deferred lease costs and other intangibles	11,592	
Subtotal	58,961	
Debt discount	883	
Net assets acquired	$ 59,844	

The following condensed pro forma (unaudited) information assumes the acquisition of the remaining two-thirds interest in COROC had occurred as of the beginning of each respective period and that the issuance of 3.0 million common shares, 2.2 million Class C Preferred Shares and $250 million of 6.15% senior unsecured notes also occurred as of the beginning of each respective period (in thousands except per share data):

	For the Year Ended December 31,	
	2005	2004
Revenues	$ 199,715	$ 193,234
Net income	$ 15,731	$ 18,186
Basic earnings per share:		
Net income	$ .38	$ .47
Weighted average common shares outstanding	30,385	30,044
Diluted earnings per share:		
Net income	$ .38	$ .46
Weighted average common shares outstanding	30,651	30,261

4. Development of Rental Properties

Charleston, South Carolina

During August of 2006, we opened our wholly-owned 352,300 square foot center located near Charleston, South Carolina. Tenants in the center include Gap, Banana Republic, Liz Claiborne, Nike, Adidas, Tommy Hilfiger, Guess, Reebok and others. As of December 31, 2006, the center was 88.7% occupied.

Pittsburgh, Pennsylvania

During the fourth quarter of 2006, we closed on the acquisition of the Pittsburgh land for $4.8 million. Tax incentive financing bonds have been issued, with net proceeds of approximately $16.8 million expected to be received by us as qualifying expenditures during construction of the center are incurred. We currently expect to deliver the first phase of the center, approximately 309,000 square feet, during the first quarter of 2008.

5. Investments in Unconsolidated Joint Ventures

Our investment in unconsolidated joint ventures as of December 31, 2006 and 2005 was $14.5 million and $13.0 million, respectively. We have evaluated the accounting treatment for each of the joint ventures under the guidance of FIN 46R and have concluded based on the current facts and circumstances that the equity method of accounting should be used to account for the individual joint ventures. We are members of the following unconsolidated real estate joint ventures:

Joint Venture	Our Ownership %	Project Location
TWMB Associates, LLC	50%	Myrtle Beach, South Carolina
Tanger Wisconsin Dells, LLC	50%	Wisconsin Dells, Wisconsin
Deer Park Enterprise, LLC	33%	Deer Park, New York

These investments are recorded initially at cost and subsequently adjusted for our equity in the venture's net income (loss) and cash contributions and distributions. Our investments in real estate joint ventures are reduced by 50% of the profits earned for leasing and development services we provided to TWMB and Tanger Wisconsin Dells. The following management, leasing, marketing and development fees were recognized from services provided to TWMB and Tanger Wisconsin Dells during the years ended December 31, 2006, 2005 and 2004 (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Fee:			
Management	$ 410	$ 327	$ 288
Leasing	188	6	212
Marketing	86	66	55
Development	304	---	28
Total Fees	$ 988	$ 399	$ 583

Our carrying value of investments in unconsolidated joint ventures differs from our share of the assets reported in the "Summary Balance Sheets – Unconsolidated Joint Ventures" shown below due to adjustments to the book basis, including intercompany profits on sales of services that are capitalized by the unconsolidated joint ventures. The differences in basis are amortized over the various useful lives of the related assets.

TWMB Associates, LLC

TWMB has operated a Tanger Outlet Center locate on Highway 17 in Myrtle Beach, South Carolina since June 2002. The Myrtle Beach center now consists of approximately 402,000 square feet and has over 90 name brand tenants.

During March 2005, TWMB, entered into an interest rate swap agreement with Bank of America with a notional amount of $35 million for five years. Under this agreement, TWMB receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 4.59%. This swap effectively changes the rate of interest on $35 million of variable rate mortgage debt to a fixed rate of 5.99% for the contract period.

In April 2005, TWMB obtained non-recourse, permanent financing to replace the construction loan debt that was utilized to build the outlet center in Myrtle Beach, South Carolina. The new mortgage amount is $35.8 million with a rate of LIBOR + 1.40%. The note is for a term of five years with payments of interest only. In April 2010, TWMB has the option to extend the maturity date of the loan two more years until 2012. All debt incurred by this unconsolidated joint venture is collateralized by its property.

Tanger Wisconsin Dells, LLC

In March 2005, the Tanger Wisconsin Dells joint venture was established to construct and operate a Tanger Outlet center in Wisconsin Dells, Wisconsin. During the first quarter of 2006, capital contributions of approximately $510,000 were made by each member. The 264,900 square foot center opened in August 2006. The tenants in the center include Polo Ralph Lauren, Abercrombie & Fitch, Hollister, Gap, Banana Republic, Old Navy, Liz Claiborne, Nike, Adidas, Tommy Hilfiger and others.

In February 2006, in conjunction with the construction of the center, Tanger Wisconsin Dells closed on a construction loan which provides for borrowings up to $30.25 million with Wells Fargo Bank, NA due in February 2009. The construction loan is repayable on an interest only basis with interest floating based on the 30, 60 or 90 day LIBOR index plus 1.30%. The construction loan incurred by this unconsolidated joint venture is collateralized by its property as well as joint and several guarantees by us and designated guarantors of our venture partner. The construction loan balance as of December 31, 2006 was approximately $28.9 million.

The above mentioned guarantee of the construction loan debt is accounted for under the provisions ofFIN 45. We recorded at inception the fair value of our guarantee of the Tanger Wisconsin Dells joint venture's debt as an increase to our investment in Tanger Wisconsin Dells and recorded a corresponding liability of approximately $409,000. We have elected to account for the release from the obligation under the guarantee by the straight-line method over the three year life of the guarantee. The remaining value of the guarantee liability as of December 31, 2006 was approximately $295,000.

Deer Park Enterprise, LLC

In October 2003, Deer Park Enterprise, LLC, or Deer Park, entered into a sale-leaseback transaction for the location on which it ultimately will develop a shopping center that will contain both outlet and big box retail tenants in Deer Park, New York. To date, we have made equity contributions totaling $4.5 million to Deer Park, including $1.5 million in 2006. Both of the other venture partners have made equity contributions equal to ours.

In September 2006, Deer Park closed on a construction loan of $43.2 million with Bank of America which incurs interest at a floating interest rate equal to LIBOR plus 2.00% and is collateralized by the property as well as joint and several guarantees by all three venture partners. The loan balance as of December 31, 2006 was approximately $35.4 million. Proceeds to date were used to refinance the debt incurred in the original purchase of the property, including a $19 million loan with Bank of America and a $7 million purchase money mortgage note with the original seller of the property. The construction loan matures in April 2007.

The above mentioned guarantee of the construction loan debt is accounted for under the provisions of FIN 45. We recorded at inception the fair value of our guarantee of the Deer Park joint venture's debt as an increase to our investment in Deer Park and recorded a corresponding liability of approximately $72,000. We have elected to account for the release from the obligation under the guarantee by the straight-line method over the three year life of the guarantee. The remaining value of the guarantee liability as of December 31, 2006 was approximately $36,000.

The original purchase of the property was in the form of a sale-leaseback transaction, which consisted of the sale of the property to Deer Park for $29 million, including a 900,000 square foot industrial building, which was then leased back to the seller under an operating lease agreement. At the end of the lease in May 2005, the tenant vacated the building. However, the tenant had not satisfied all of the conditions necessary to terminate the lease. Deer Park is currently in litigation to recover from the tenant its monthly lease payments and will continue to do so until recovered. Annual rents due from the tenant were $3.4 million.

Through March 2006, the Deer Park joint venture accounted for the lease revenues under the provisions of FASB Statement No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects", where the rent received from the tenant prior to May 2005 and that accrued from June 2005 through March 2006, net of applicable expenses, were treated as incidental revenues and were recorded as a reduction in the basis of the assets. Given the uncertainty regarding the final outcome of the litigation described above, Deer Park discontinued the accrual of rental revenues associated with the sale-leaseback transaction as of April 1, 2006. As a result, we recorded our portion of the project losses, which amounted to $31,000 for the 2006 period, as a reduction in our investment in Deer Park and as a reduction to equity in earnings of unconsolidated joint ventures.

Condensed combined summary financial information of joint ventures accounted for using the equity method is as follows (in thousands):

Summary Balance Sheets– Unconsolidated Joint Ventures

	2006	2005
Assets		
Investment properties at cost, net	$ 74,253	$ 64,915
Construction in progress	38,449	15,734
Cash and cash equivalents	6,539	6,355
Deferred charges, net	2,824	1,548
Other assets	15,239	6,690
Total assets	$ 137,304	$ 95,242
Liabilities and Owners' Equity		
Mortgage payable	$ 100,138	$ 61,081
Construction trade payables	2,734	6,588
Accounts payable and other liabilities	2,767	1,177
Total liabilities	105,639	68,846
Owners' equity	31,665	26,396
Total liabilities and owners' equity	$ 137,304	$ 95,242

Summary Statements of Operations– Unconsolidated Joint Ventures:

	2006	2005	2004
Revenues	$ 14,703	$ 10,909	$ 9,821
Expenses:			
Property operating	5,415	3,979	3,539
General and administrative	213	24	31
Depreciation and amortization	3,781	3,102	2,742
Total expenses	9,409	7,105	6,312
Operating income	5,294	3,804	3,509
Interest expense	2,907	2,161	1,532
Net income	$ 2,387	$ 1,643	$ 1,977
Tanger Factory Outlet Centers, Inc. share of:			
Net income	$ 1,268	$ 879	$ 1,042
Depreciation (real estate related)	$ 1,825	$ 1,493	$ 1,334

6. Disposition of Properties and Properties Held for Sale

2006 Transactions

In January 2006, we completed the sale of our property in Pigeon Forge, Tennessee. Net proceeds received from the sale of the property were approximately $6.0 million. We recorded a gain on sale of real estate of approximately $3.6 million. We continue to manage and lease the property for a fee. Based on the nature and amounts of the fees to be received, we have determined that our management relationship does not constitute a significant continuing involvement, and therefore we have shown the results of operations for all periods presented in discontinued operations. As of December 31, 2005, the assets and liabilities of the Pigeon Forge property were classified as held for sale. The composition of the assets held for sale line item at December 31, 2005 consisted of $1.9 million of rental property, net; $687,000 of other assets and $73,000 of deferred charges, net.

In March 2006, we completed the sale of our property located in North Branch, Minnesota. Net proceeds received from the sale of the property were approximately $14.2 million. We recorded a gain on sale of real estate of approximately $10.3 million. We also continue to manage and lease this property for a fee. Based on the nature and amount of the fees to be received, we have determined that our management relationship does not constitute a significant continuing involvement and therefore we have shown the results of operations and gain on sale of real estate as discontinued operations under the provisions of FAS 144.

2005 Transactions

In February 2005, we completed the sale of the outlet center on a portion of our property located in Seymour, Indiana and recognized a loss of $3.8 million, net of minority interest of $847,000. Net proceeds received from the sale of the center were approximately $2.0 million. We continue to have a significant involvement in this location by retaining several outparcels and significant excess land adjacent to the disposed property. As such, the results of operations from the property continue to be recorded as a component of income from continuing operations and the loss on sale of real estate is reflected outside the discontinued operations caption under the guidance of Regulation S-X 210.3-15.

2004 Transactions

In June and September 2004, we completed the sale of two non-core properties located in North Conway, New Hampshire and in Dalton, Georgia, respectively. Net proceeds received from the sales of these properties were approximately $17.5 million. We recorded a gain on sale of the North Conway, New Hampshire properties of approximately $2.1 million during the second quarter of 2004 and recorded a loss on the sale of the Dalton, Georgia property of approximately $3.5 million during the third quarter of 2004, resulting in a net loss for the year ended December 31, 2004 of $1.5 million which is included in discontinued operations.

Below is a summary of the results of operations of the disposed properties through their respective disposition dates and properties held for sale as presented in discontinued operations for the respective periods (in thousands):

Summary Statements of Operations – Disposed Properties and Assets Held for Sale:	2006	2005	2004
Revenues:			
Base rentals	$ 448	$ 2,674	$ 4,045
Percentage rentals	6	67	73
Expense reimbursements	229	1,345	1,926
Other income	14	1,524	128
Total revenues	697	5,610	6,172
Expenses:			
Property operating	373	2,041	2,782
Depreciation and amortization	116	722	1,286
Total expenses	489	2,763	4,068
Discontinued operations before gain (loss) on sale of real estate	208	2,847	2,104
Gain (loss) on sale of real estate included in discontinued operations	13,833	---	(1,460)
Discontinued operations before minority interest	14,041	2,847	644
Minority interest	(2,328)	(487)	(123)
Discontinued operations	$ 11,713	$ 2,360	$ 521

Outparcel Sales

Gains on sale of outparcels are included in other income in the consolidated statements of operations to the extent the outlet center at which it is located has not been sold. Cost is allocated to the outparcels based on the relative market value method. Below is a summary of outparcel sales that we completed during the years ended December 31, 2006, 2005 and 2004 (in thousands, except number of outparcels):

	2006	2005 (1)	2004
Number of outparcels	4	1	5
Net proceeds	$ 1,150	$ 252	$ 2,897
Gain on sale included in other income	$ 402	$ 127	$ 1,510

(1) Note that these amounts exclude the sale of an outparcel at the North Branch, Minnesota center in 2005. The North Branch center was sold in March 2006 and is classified in discontinued operations. The gain on sale of outparcel totaled $1.4 million and is included in other income in the summary statements of operations of disposed properties.

7. Deferred Charges

Deferred charges as of December 31, 2006 and 2005 consists of the following (in thousands):

	2006	2005
Deferred lease costs	$ 23,757	$ 21,246
Below market leases	(5,369)	(5,568)
Other intangibles	77,423	77,142
Deferred financing costs	10,571	7,505
	106,382	100,325
Accumulated amortization	(51,293)	(35,770)
	$ 55,089	$ 64,555

Amortization of deferred lease costs and other intangibles included in income from continuing operations for the years ended December 31, 2006, 2005 and 2004 was $15,127,000, $9,643,000 and $11,606,000, respectively. Amortization of deferred financing costs, included in interest expense in the accompanying Consolidated Statements of Operations, for the years ended December 31, 2006, 2005 and 2004 was $1,702,000, $1,691,000 and $1,454,000, respectively. The amortization amounts for the years ended December 31, 2006 and 2005 include the write off of deferred loan costs of $308,000 and $447,000, respectively, related to the early extinguishment of debt.

Estimated aggregate amortization expense of net below market leases and other intangibles for each of the five succeeding years is as follows (in thousands):

Year	Amount
2007	$ 8,858
2008	8,036
2009	7,683
2010	6,716
2011	4,648
Total	$ 35,941

8. Debt

Debt as of December 31, 2006 and 2005 consists of the following (in thousands):

	2006	2005
Senior, unsecured notes:		
9.125% Senior, unsecured notes, maturing February 2008	$ 100,000	$ 100,000
6.150% Senior, unsecured notes, maturing November 2015, net of discount of $832 and $901, respectively	249,168	249,099
3.75% Senior, unsecured exchangeable notes, maturing August 2026	149,500	---
Unsecured note:		
Variable rate of LIBOR + .85%, repaid in 2006 (1)	---	53,500
Mortgage notes with fixed interest:		
4.97%, maturing July 2008, including net premium of $3,441 and $5,771, Respectively	179,911	185,788
8.86%, repaid in September 2006	---	15,445
Unsecured lines of credit with variable interest rates of LIBOR +.85%, repaid In 2006 (1)	---	59,775
	$ 678,579	$ 663,607

(1) Depending on our investment grade rating, our unsecured lines of credit variable interest rates vary from either prime to prime + .50% or from LIBOR + .55% to LIBOR + 1.70% and expire in June 2009 or later.

Certain of our properties, which had a net book value of approximately $479.1 million at December 31, 2006, serve as collateral for the fixed rate mortgage. The unsecured lines of credit and senior unsecured notes require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis. As of December 31, 2006 we were in compliance with all of our debt covenants.

2006 Transactions

In August 2006, the Operating Partnership issued $149.5 million of exchangeable senior unsecured notes that mature on August 15, 2026. The notes bear interest at a fixed coupon rate of 3.75%. The notes are exchangeable into the Company's common shares, at the option of the holder, at an initial exchange ratio, subject to adjustment, of 27.6856 shares per $1,000 principal amount of notes (or an initial exchange price of $36.1198 per common share). The notes are senior unsecured obligations of the Operating Partnership and are guaranteed by the Company on a senior unsecured basis. On and after August 18, 2011, holders may exchange their notes for cash in an amount equal to the lesser of the exchange value and the aggregate principal amount of the notes to be exchanged, and, at our option, Company common shares, cash or a combination thereof for any excess. Note holders may exchange their notes prior to August 18, 2011 only upon the occurrence of specified events. In addition, on August 18, 2011, August 15, 2016 or August 15, 2021, note holders may require us to repurchase the notes for an amount equal to the principal amount of the notes plus any accrued and unpaid interest up to, but excluding, the repurchase date. In no event will the total number of common shares issuable upon exchange exceed 4.9 million, subject to adjustments for dividend rate changes. Accordingly, we have reserved those shares.

We used the net proceeds from the issuance to repay in full our mortgage debt outstanding with Woodman of the World Life Insurance Society totaling approximately $15.3 million, with an interest rate of 8.86% and an original maturity of September 2010. We also repaid all amounts outstanding under our unsecured lines of credit and a $53.5 million variable rate unsecured term loan with Wells Fargo with a weighted average interest rate of approximately 6.3%. As a result of the early repayment, we recognized a charge for the early extinguishment of the mortgages and term loan of approximately $917,000. The charge, which is included in interest expense, consisted of a prepayment premium of approximately $609,000 and the write-off of deferred loan fees totaling approximately $308,000.

During the third quarter of 2006, we closed on unsecured lines of credit of $25 million each with Branch Banking and Trust Co. and SunTrust Bank. As of December 31, 2006, we maintained unsecured lines of credit that provided for borrowings of up to $200 million. All of our lines of credit have maturity dates of June 2009 or later.

2005 Transactions

In October 2005, we repaid in full our mortgage debt outstanding with John Hancock Mutual Life Insurance Company totaling approximately $77.4 million, with interest rates ranging from 7.875% to 7.98% and an original maturity date of April 1, 2009. As a result of the early repayment, we recognized a charge for the early extinguishment of the John Hancock mortgage debt of approximately $9.9 million. The charge, which is included in interest expense, was recorded in the fourth quarter of 2005 and consisted of a prepayment premium of approximately $9.4 million and the write-off of deferred loan fees totaling approximately $0.5 million.

In November 2005, we closed on $250 million of 6.15% senior unsecured notes with net proceeds of approximately $247.2 million. The ten year notes were issued by the Operating Partnership and were priced at 99.635% of par value. The proceeds were used to fund a portion of the COROC acquisition described above in Note 3.

2004 Transactions

As part of the original COROC acquisition in December 2003, we assumed $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We initially recorded the debt at its fair value of $198.3 million with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt. When the remainder of the portfolio was acquired in November 2005, we recorded a debt discount of $883,000 with an effective interest rate of 5.25% to reflect the fair value of the debt deemed to have been acquired in the acquisition. The net premium had a recorded value of $3.4 million and $5.8 million as of December 31, 2006 and 2005, respectively.

Maturities of the existing long-term debt as of December 31, 2006 are as follows (in thousands):

Year	Amount
2007	$ 3,791
2008	272,679
2009	---
2010	---
2011	---
Thereafter	399,500
Subtotal	675,970
Net premium	2,609
Total	$ 678,579

9. Derivatives and Fair Value of Financial Instruments

In September 2005, we entered into two forward starting interest rate lock protection agreements to hedge risks related to anticipated future financings in 2005 and 2008. The 2005 agreement locked the US Treasury index rate at 4.279% on a notional amount of $125 million for 10 years from such date in December 2005. This lock was unwound in the fourth quarter of 2005 in conjunction with the issuance of the $250 million of 6.15% senior unsecured notes due in 2015 discussed in Note 8 and, as a result, we received a cash payment of $3.2 million. The gain was recorded in other comprehensive income and is being amortized into earnings using the effective interest method over a 10 year period that coincides with the interest payments associated with the 6.15% senior unsecured notes due in 2015. The 2008 agreement locked the US Treasury index rate at 4.526% on a notional amount of $100 million for 10 years from such date in July 2008. In November 2005, we entered into an additional agreement which locked the US Treasury index rate at 4.715% on a notional amount of $100 million for 10 years from such date in July 2008. We anticipate unsecured debt transactions of at least the notional amount to occur in the designated periods. The US Treasury index rate lock agreements have been designated as cash flow hedges and are carried on the balance sheet at fair value.

During March 2005, TWMB, entered into an interest rate swap agreement with a notional amount of $35 million for five years to hedge floating rate debt on the permanent financing that was obtained in April 2005. Under this agreement, TWMB receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 4.59%. This swap effectively changes the rate of interest on $35 million of variable rate mortgage debt to a fixed rate debt of 5.99% for the contract period. TWMB's interest rate swap agreement has been designated as a cash flow hedge and is carried on TWMB's balance sheet at fair value.

In August 2004, TWMB's $19 million interest rate swap agreement which hedged the floating rate construction loan obtained to build the center expired as scheduled. Under this agreement, TWMB received a floating interest rate based on the 30 day LIBOR index and paid a fixed interest rate of 2.49%. This swap effectively changed the payment of interest on $19 million of variable rate debt to fixed rate debt for the contract period at a rate of 4.49%.

In accordance with our derivatives policy, these derivatives were designated as cash flow hedges and assessed for effectiveness at the time the contract was entered into and will be assessed for effectiveness on an on-going basis at each quarter end. Unrealized gains and losses related to the effective portion of our derivatives are recognized in other comprehensive income and gains or losses related to ineffective portions are recognized in the income statement. At December 31, 2006, all of our derivatives were considered effective.

The following table summarizes the notional values and fair values of our derivative financial instruments as of December 31, 2006.

Financial Instrument Type	Notional Amount	Rate	Maturity	Fair Value
TANGER PROPERTIES LIMITED PARTNERSHIP				
US Treasury Lock	$100,000,000	4.526%	July 2008	$ 967,000
US Treasury Lock	$100,000,000	4.715%	July 2008	$ (224,000)
TWMB, ASSOCIATES, LLC				
LIBOR Interest Rate Swap (1)	$ 35,000,000	4.59%	March 2010	$ 411,000

(1) Amount represents fair value at TWMB Associates, LLC, in which we have a 50% ownership interest.

The carrying amount of cash equivalents approximates fair value due to the short-term maturities of these financial instruments. The fair value of long-term debt at December 31, 2006 and 2005, estimated at the present value of future cash flows, discounted at interest rates available at the reporting date for new debt of similar type and remaining maturity, was approximately $723.5 million and $670.0 million, respectively. The recorded values were $678.6 million and $663.6 million, respectively, as of December 31, 2006 and 2005.

10. Shareholders' Equity

In February 2006, we completed the sale of an additional 800,000 Class C Preferred Shares with net proceeds of approximately $19.4 million. The proceeds were used to repay amounts outstanding on our unsecured lines of credit. After the offering, our total amount of Preferred Shares outstanding was 3,000,000.

In November 2005, we closed on the sale of 2,200,000 Class C Preferred Shares with net proceeds of approximately $53.0 million. The proceeds were used to fund a portion of the COROC acquisition discussed in Note 4. We may not redeem our Class C Preferred Shares prior to November 14, 2010, except in limited circumstances to preserve our status as a REIT. On or after November 14, 2010, we may redeem at our option our Class C Preferred Shares, in whole or from time to time in part, for cash at a redemption price of $25.00 per share, plus accrued and unpaid distributions, if any, to the redemption date. The Class C Preferred Shares have no stated maturity, are not subject to any sinking fund or mandatory redemptions and are not convertible or exchangeable for any of our other securities. We pay annual dividends equal to $1.875 per share.

In September 2005, we completed the issuance of 3.0 million of our common shares to certain advisory clients of Cohen & Steers Capital Management, Inc. at a net price of $27.09 per share, receiving net proceeds of approximately $81.1 million. The proceeds were used to temporarily pay down amounts outstanding on our unsecured lines of credit.

In December 2003, we completed a public offering of 4.6 million common shares at a price of $20.25 per share, receiving net proceeds of approximately $88.0 million. The net proceeds were used together with other available funds to fund our portion of the equity required to purchase the COROC portfolio as mentioned in Note 4 above and for general corporate purposes. In addition in January 2004, the underwriters of the December 2003 offering exercised in full their over-allotment option to purchase an additional 690,000 common shares at the offering price of $20.25 per share. We received net proceeds of approximately $13.2 million from the exercise of the over-allotment.

11. Shareholders' Rights Plan

In July 1998, our Board of Directors declared a distribution of one Preferred Share Purchase Right (a "Right") for each then outstanding common share to shareholders of record on August 27, 1998, directed and authorized the issuance of one Right with respect to each common share which shall become outstanding prior to the occurrence of certain specified events, and directed that proper provision shall be made for the issuance of Rights to the holders of the Operating Partnership's units upon the occurrence of specified events. The Rights are exercisable only if a person or group acquires 15% or more of our outstanding common shares or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common shares. Each Right entitles shareholders to buy one-hundredth of a share of a new series of Junior Participating Preferred Shares at an exercise price of $120, subject to adjustment.

If an acquiring person or group acquires 15% or more of our outstanding common shares, an exercisable Right will entitle its holder (other than the acquirer) to buy, at the Right's then-current exercise price, our common shares having a market value of two times the exercise price of one Right. If an acquirer acquires at least 15%, but less than 50%, of our common shares, the Board may exchange each Right (other than those of the acquirer) for one common share (or one-hundredth of a Class B Preferred Share) per Right. In addition, under certain circumstances, if we are involved in a merger or other business combination where we are not the surviving corporation, an exercisable Right will entitle its holder to buy, at the Right's then-current exercise price, common shares of the acquiring company having a market value of two times the exercise price of one Right. We may redeem the Rights at $.01 per Right at any time prior to a person or group acquiring a 15% position. The Rights will expire on August 26, 2008.

12. Earnings Per Share

A reconciliation of the numerators and denominators in computing earnings per share in accordance with FASB Statement No. 128, "Earnings per Share", for the years ended December 31, 2006, 2005 and 2004 is set forth as follows (in thousands, except per share amounts):

	2006	2005	2004
NUMERATOR			
Income from continuing operations	$ 25,596	$ 6,572	$ 6,525
Loss on sale of real estate	---	(3,843)	---
Less applicable preferred share dividends	(5,433)	(538)	---
Income from continuing operation available to common shareholders	20,163	2,191	6,525
Discontinued operations	11,713	2,360	521
Net income available to common shareholders	$ 31,876	$ 4,551	$ 7,046
DENOMINATOR			
Basic weighted average common shares	30,599	28,380	27,044
Effect of exchangeable notes	117	---	---
Effect of outstanding share and unit options	240	193	187
Effect of unvested restricted share awards	125	73	30
Diluted weighted average common shares	31,081	28,646	27,261
Basic earnings per common share:			
Income from continuing operations	$ .66	$ .08	$ .24
Discontinued operations	.38	.08	.02
Net income	$ 1.04	$ .16	$ .26
Diluted earnings per common share:			
Income from continuing operations	.65	.08	.24
Discontinued operations	.38	.08	.02
Net income	$ 1.03	$ .16	$ .26

The exchangeable notes are included in the diluted earnings per share computation if the effect is dilutive, using the treasury stock method. In applying the treasury stock method, the effect will be dilutive if the average market price of our common shares for at least 20 trading days in the 30 consecutive trading days at the end of each quarter is higher than the initial exchange rate of $36.1198 per share.

Options to purchase common shares excluded from the computation of diluted earnings per share during 2005 and 2004 because the exercise price was greater than the average market price of the common shares totaled approximately 7,500 and 1,000 shares, respectively. No options were excluded from the 2006 computation. The assumed conversion of the units held by TFLP as of the beginning of the year, which would result in the elimination of earnings allocated to the minority interest in the Operating Partnership, would have no impact on earnings per share since the allocation of earnings to an Operating Partnership unit, as if converted, is equivalent to earnings allocated to a common share.

Restricted share awards are included in the diluted earnings per share computation if the effect is dilutive, using the treasury stock method. All restricted shares issued are included in the calculation of diluted weighted average common shares outstanding. If the share based awards were granted during the period, the shares issuable are weighted to reflect the portion of the period during which the awards were outstanding.

13. Share-Based Compensation

We have a share-based compensation plan, the Amended and Restated Incentive Award Plan, or the Plan, which covers our independent directors and our employees. The Plan, originally a plan for granting share and unit options to our independent directors and employees, was amended during 2004, to, among other things, add restricted shares and other share-based grants to the plan. The Plan was approved by a vote of shareholders at our Annual Shareholders' Meeting in May 2004. We may issue up to 6.0 million common shares under the Incentive Award Plan. We have granted 3,592,380 options, net of options forfeited, and 512,250 restricted share awards, net of restricted shares forfeited, through December 31, 2006. The amount and terms of the awards granted under the plan are determined by the Share and Unit Option Committee of the Board of Directors.

All non-qualified share and unit options granted under the Plan expire 10 years from the date of grant and 20% of the options become exercisable in each of the first five years commencing one year from the date of grant. Options are generally granted with an exercise price equal to the market price of our common shares on the day of grant. Units received upon exercise of unit options are exchangeable for common shares. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the grants in 2004 and 2005: expected dividend yield ranging from 5.3% to 6.5%; expected life of 7 years; expected volatility of 23%; and risk-free interest rates ranging from 3.71% to 3.99%. There were no option grants in 2006.

During 2004, the Board of Directors approved the grant of 212,250 restricted shares to the independent directors and certain executive officers which vest ratably over 3 years in the case of independent directors and over 5 years in the case of certain executive officers. During 2005, the Board of Directors approved the grant of 138,000 restricted shares to the independent directors and certain executive officers. The independent directors' restricted shares vest ratably over a three year period. The executive officers' restricted shares vest over a five year period with 50% of the award vesting ratably over the five year period and 50% vesting based on the attainment of certain market performance criteria. During 2006, the Board of Directors approved the grant of 164,000 restricted shares to the independent directors and all of the senior executive officers. The independent directors' restricted shares vest ratably over a three year period and the senior executive officers' restricted shares vest ratably over a five year period. For all of the restricted awards described above, the grant date fair value of the award was determined based upon the market price of our common shares on the date of grant and the associated compensation expense is being recognized in accordance with the vesting schedule of each grant.

We recorded share based compensation expense in general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004, respectively, as follows (in thousands):

	2006	2005	2004
Restricted shares	$ 2,210	$ 1,275	$ 1,250
Share and unit options	465	290	226
Total share based compensation	$ 2,675	$ 1,565	$ 1,476

Compensation award expense capitalization during the years ended December 31, 2006, 2005 and 2004 was $212,000, $32,000 and $33,000, respectively.

Options outstanding at December 31, 2006 had the following weighted average exercise prices and weighted average remaining contractual lives:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Options	Weighted average exercise price	Weighted average remaining contractual life in years	Options	Weighted average exercise price
$9.3125 to $11.0625	52,200	$ 9.85	2.82	52,200	$ 9.85
$15.0625 to $19.38	60,000	17.22	4.17	42,000	16.30
$19.415 to $23.96	379,100	19.51	7.33	94,500	19.52
	491,300	$ 18.20	6.47	188,700	$ 16.13

A summary of option activity under our Amended and Restated Incentive Award Plan as of December 31, 2006 and changes during the year then ended is presented below (aggregate intrinsic value amount in thousands):

Options	Shares	Weighted-average exercise price	Weighted-average remaining contractual life in years	Aggregate intrinsic value
Outstanding as of December 31, 2005	632,240	$ 18.08		
Granted	---	---		
Exercised	(130,620)	17.53		
Forfeited	(10,320)	19.42		
Outstanding as of December 31, 2006	491,300	$ 18.20	6.47	$ 10,258
Vested and Expected to Vest as of December 31, 2006	479,377	$ 18.17	6.47	$ 10,025
Exercisable as of December 31, 2006	188,700	$ 16.13	5.08	$ 4,331

The weighted average grant date fair value of options granted during the years ended December 31, 2005 and 2004 was $3.31 and $2.18 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $2.1 million, $2.0 million and $4.7 million, respectively.

The following table summarizes information related to unvested restricted shares outstanding as of December 31, 2006:

Unvested Restricted Shares	Number of shares	Weighted average grant date fair value
Unvested at December 31, 2005	225,586	$ 20.95
Granted	164,000	31.92
Vested	(60,746)	21.35
Forfeited	(2,000)	32.08
Unvested at December 31, 2006	326,840	$ 26.31

The total value of restricted shares vested during the years ended 2006, 2005 and 2004 was $1.3 million, $1.3 million and $1.2 million, respectively. As of December 31, 2006, there was $8.2 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.3 years.

14. Employee Benefit Plans

We have a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Code (the "401(k) Plan"), which covers substantially all of our officers and employees. The 401(k) Plan permits our employees, in accordance with the provisions of Section 401(k) of the Code, to defer up to 20% of their eligible compensation on a pre-tax basis subject to certain maximum amounts. Employee contributions are fully vested and are matched by us at a rate of compensation deferred to be determined annually at our discretion. The matching contribution is subject to vesting under a schedule providing for 20% annual vesting starting with the second year of employment and 100% vesting after six years of employment. The employer matching contribution expense for the years ended 2006, 2005 and 2004 were approximately $102,000, $102,000 and $87,000, respectively.

15. Other Comprehensive Income

Total comprehensive income for the years ended December 31, 2006, 2005 and 2004 is as follows (in thousands):

	2006	2005	2004
Net income	$ 37,309	$ 5,089	$ 7,046
Other comprehensive income:			
Payments received (gain) in settlement of $125 million (notional amount) of US treasury rate lock, net of minority interest of $548	---	2,676	---
Reclassification adjustment for amortization of gain on settlement of US treasury rate lock included in net income, net of minority interest of $(40) and $(7)	(206)	(33)	---
Change in fair value of treasury rate locks, net of minority interest of $175 and $(53)	880	(260)	---
Change in fair value of our portion of TWMB cash flow hedge, net of minority interest of $19, $15 and $37	96	75	45
Other comprehensive income	770	2,458	45
Total comprehensive income	$ 38,079	$ 7,547	$ 7,091

16. Supplementary Income Statement Information

The following amounts are included in property operating expenses for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Advertising and promotion	$ 16,530	$ 15,909	$ 14,989
Common area maintenance	29,435	27,860	24,593
Real estate taxes	12,604	12,473	12,022
Other operating expenses	10,133	6,502	6,116
	$ 68,702	$ 62,744	$ 57,720

17. Lease Agreements

We are the lessor of over 1,800 stores in our 30 wholly owned factory outlet centers, under operating leases with initial terms that expire from 2007 to 2030. Most leases are renewable for five years at the lessee's option. Future minimum lease receipts under non-cancelable operating leases as of December 31, 2006, excluding the effect of straight-line rent and percentage rentals, are as follows (in thousands):

2007	$ 123,397
2008	104,993
2009	85,873
2010	63,346
2011	39,309
Thereafter	62,164
	$ 479,082

18. Commitments and Contingencies

Our non-cancelable operating leases, with initial terms in excess of one year, have terms that expire from 2007 to 2085. Annual rental payments for these leases totaled approximately $3,214,000, $2,949,000 and $2,927,000, for the years ended December 31, 2006, 2005 and 2004, respectively. Minimum lease payments for the next five years and thereafter are as follows (in thousands):

2007	$ 3,382
2008	2,997
2009	2,578
2010	2,281
2011	2,192
Thereafter	69,552
	$ 82,982

We are also subject to legal proceedings and claims which have arisen in the ordinary course of our business and have not been finally adjudicated. In our opinion, the ultimate resolution of these matters will have no material effect on our results of operations, financial condition or cash flows.

19. Quarterly Financial Data (Unaudited)

The following table sets forth the summary quarterly financial information for the years ended December 31, 2006 and 2005 (unaudited and in thousands, except per common share data).

	Year Ended December 31, 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 48,198	$ 50,528	$ 54,436	$ 58,549
Operating income	13,402	16,863	18,998	19,836
Income from continuing operations	3,134	6,289	7,414	8,759
Net income	14,847	6,289	7,414	8,759
Basic earnings per share				
Income from continuing operations	$ .06	$ .16	$ .20	$ .24
Net income	.45	.16	.20	.24
Diluted earnings per share				
Income from continuing operations	$ .06	$ .16	$ .19	$ .23
Net income	.44	.16	.19	.23

	Year Ended December 31, 2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 46,965	$ 47,577	$ 50,593	$ 53,626
Operating income	15,469	18,480	19,538	20,524
Income (loss) from continuing operations	662	3,154	4,120	(1,364)
Net income (loss)	(2,929)	3,480	4,413	125
Basic earnings per share				
Income (loss) from continuing operations	$ (.12)	$ .12	$ .15	$ (.06)
Net income (loss)	(.11)	.13	.16	(.01)
Diluted earnings per share				
Income (loss) from continuing operations	$ (.12)	$ .11	$ .14	$ (.06)
Net income (loss)	(.11)	.13	.15	(.01)

(1) Quarterly amounts may not add to annual amounts due to the effect of rounding on a quarterly basis.

TANGER FACTORY OUTLET CENTERS, INC. and SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
For the Year Ended December 31, 2006 (In thousands)

Description			Initial cost to Company		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at Close of Period 12/31/06 (1)					
Outlet Center Name	Location	Encum-brances (4)	Land	Buildings, Improve-ments & Fixtures	Land	Buildings Improve-ments & Fixtures	Land	Buildings, Improve-ments & Fixtures	Total	Accumulated Depreciation	Date of Construction	Life Used to Compute Depreciation in Income Statement
Barstow	Barstow, CA	$ ---	$ 3,281	$ 12,533	$ ---	$ 5,884	$ 3,281	$ 18,417	$ 21,698	$ 8,354	1995	(2)
Blowing Rock	Blowing Rock, NC	---	1,963	9,424	---	3,861	1,963	13,285	15,248	4,154	1997 (3)	(2)
Boaz	Boaz, AL	---	616	2,195	---	2,288	616	4,483	5,099	3,101	1988	(2)
Branson	Branson, MO	---	4,407	25,040	---	7,532	4,407	32,572	36,979	16,527	1994	(2)
Charleston	Charleston, SC	---	10,353	48,877	---	---	10,353	48,877	59,230	609	2006	(2)
Commerce I	Commerce, GA	---	755	3,511	492	12,223	1,247	15,734	16,981	8,099	1989	(2)
Commerce II	Commerce, GA	---	1,262	14,046	541	23,263	1,803	37,309	39,112	14,939	1995	(2)
Foley	Foley, AL	30,882	4,400	82,410	693	17,693	5,093	100,103	105,196	9,318	2003 (3)	(2)
Gonzales	Gonzales, LA	---	679	15,895	---	6,994	679	22,889	23,568	13,974	1992	(2)
Hilton Head	Bluffton, SC	17,713	9,900	41,504	469	4,233	10,369	45,737	56,106	5,289	2003 (3)	(2)
Howell	Howell, MI	---	2,250	35,250	---	2,865	2,250	38,115	40,365	5,593	2002 (3)	(2)
Kittery-I	Kittery, ME	---	1,242	2,961	229	1,600	1,471	4,561	6,032	3,411	1986	(2)
Kittery-II	Kittery, ME	---	1,450	1,835	---	726	1,450	2,561	4,011	1,646	1989	(2)
Lancaster	Lancaster, PA	---	3,691	19,907	---	13,161	3,691	33,068	36,759	15,907	1994 (3)	(2)
Lincoln City	Lincoln City, OR	9,971	6,500	28,673	268	2,618	6,768	31,291	38,059	3,528	2003 (3)	(2)
Locust Grove	Locust Grove, GA	---	2,558	11,801	---	16,443	2,558	28,244	30,802	11,018	1994	(2)
Myrtle Beach 501	Myrtle Beach, SC	21,926	10,236	57,094	---	9,007	10,236	66,101	76,337	6,792	2003 (3)	(2)
Nags Head	Nags Head, NC	---	1,853	6,679	---	3,702	1,853	10,381	12,234	3,401	1997 (3)	(2)
Park City	Park City, UT	12,066	6,900	33,597	343	8,275	7,243	41,872	49,115	4,035	2003 (3)	(2)
Pittsburgh	Washington, PA		5,563	12,188	---	---	5,563	12,188	17,751	---	Under Const.	---
Rehoboth	Rehoboth Beach, DE	37,765	20,600	74,209	1,876	19,432	22,476	93,641	116,117	8,441	2003 (3)	(2)
Riverhead	Riverhead, NY	---	---	36,374	6,152	76,140	6,152	112,514	118,666	44,221	1993	(2)
San Marcos	San Marcos, TX	---	1,801	9,440	16	41,757	1,817	51,197	53,014	19,243	1993	(2)
Sanibel	Sanibel, FL	---	4,916	23,196	---	8,877	4,916	32,073	36,989	8,345	1998 (3)	(2)
Sevierville	Sevierville, TN	---	---	18,495	---	34,614	---	53,109	53,109	16,227	1997 (3)	(2)
Seymour	Seymour, IN	---	1,084	1,891	---	---	1,084	1,891	2,975	1,403	1994	(2)
Terrell	Terrell, TX	---	523	13,432	---	7,813	523	21,245	21,768	11,002	1994	(2)
Tilton	Tilton, NH	12,459	1,800	24,838	30	4,299	1,830	29,137	30,967	2,874	2003 (3)	(2)
Tuscola	Tuscola, IL	19,350	1,600	15,428	43	601	1,643	16,029	17,672	2,009	2003 (3)	(2)
West Branch	West Branch, MI	---	319	3,428	120	8,411	439	11,839	12,278	5,599	1991	(2)
Westbrook	Westbrook, CT	14,338	6,264	26,991	4,233	2,085	10,497	29,076	39,573	3,227	2003 (3)	(2)
Williamsburg	Williamsburg, IA	---	706	6,781	716	14,834	1,422	21,615	23,037	13,086	1991	(2)
		$ 176,470	$ 119,472	$ 719,923	$ 16,221	$ 361,231	$ 135,693	$1,081,154	$ 1,216,847	$ 275,372		

(1) Aggregate cost for federal income tax purposes is approximately $985,961. Building, improvements & fixtures includes amounts included in construction in progress on the consolidated balance sheet.
(2) The Company generally uses estimated lives ranging from 25 to 33 years for buildings and 15 years for land improvements. Tenant finishing allowances are depreciated over the initial lease term.
(3) Represents year acquired.
(4) Excludes net mortgage premium of $3,441.

TANGER FACTORY OUTLET CENTERS, INC. and SUBSIDIARIES
SCHEDULE III - (Continued)
REAL ESTATE AND ACCUMULATED DEPRECIATION
For the Year Ended December 31, 2006
(In Thousands)

The changes in total real estate for the three years ended December 31, 2006 are as follows:

	2006	2005	2004
Balance, beginning of year	$ 1,152,866	$ 1,077,393	$ 1,078,553
Acquisition of real estate	---	47,369	---
Improvements	87,045	45,684	23,420
Dispositions and assets held for sale	(23,064)	(17,580)	(24,580)
Balance, end of year	$ 1,216,847	$ 1,152,866	$ 1,077,393

The changes in accumulated depreciation for the three years ended December 31, 2006 are as follows:

	2006	2005	2004
Balance, beginning of year	$ 253,765	$ 224,622	$ 192,698
Depreciation for the period	40,440	38,137	38,968
Dispositions and assets held for sale	(18,833)	(8,994)	(7,044)
Balance, end of year	$ 275,372	$ 253,765	$ 224,622



TANGER FACTORY OUTLET CENTERS, INC.

DIRECTORS, OFFICERS & MEMBERS OF SENIOR MANAGEMENT

BOARD OF DIRECTORS

Stanley K. Tanger
Founder, Chairman of the Board and
Chief Executive Officer

Steven B. Tanger
President and Chief Operating Officer

Jack Africk
Lead Director. Director since May 1993. Managing
Partner of Evolution Partners, LLC

William G. Benton
Director since May 1993. Chairman of the Board and
Chief Executive Officer of Benton Investments and
Salem Senior Housing, Inc.

Thomas E. Robinson
Director since January 1994. Managing Director of
Stifel, Nicolaus & Company, Inc.

Allan L. Schuman
Director since August 2005. Chairman of Ecolab, Inc. (retired)

EXECUTIVE OFFICERS AND MEMBERS OF SENIOR MANAGEMENT

Stanley K. Tanger
Founder, Chairman of the Board and
Chief Executive Officer

Steven B. Tanger
President and Chief Operating Officer

Frank C. Marchisello, Jr.
Executive Vice President,
Chief Financial Officer and Secretary

Joseph H. Nehmen
Senior Vice President of Operations

Carrie A. Warren
Senior Vice President of Marketing

Kevin M. Dillon
Senior Vice President of Construction & Development

Lisa J. Morrison
Senior Vice President of Leasing

James F. Williams
Senior Vice President and Controller

Virginia R. Summerell
Vice President, Treasurer and Assistant Secretary

Laura M. Atwell
Vice President of Marketing

Elizabeth J. Coleman
Vice President of Operations

Beth G. Lippincott
Vice President of Leasing

Mary Anne Williams
Vice President of Human Resources


SKT
Listed
NYSE

Member
New York Stock Exchange


NAREIT

Member National
Association of Real Estate
Investment Trusts, Inc.



TANGER FACTORY OUTLET CENTERS, INC.

INVESTOR INFORMATION

Executive Offices

3200 Northline Avenue, Suite 360
Greensboro, NC 27408
Phone: (336) 292-3010
FAX: (336) 852-2096
Internet: www.tangeroutlet.com
E-mail: tangermail@tangeroutlet.com

Share Information

New York Stock Exchange:
Common Shares-SKT
7.5% Class C Preferred Shares-SKT-PC.

Shareholder Accounts

Questions regarding shareholder accounts should be directed to the company's registrar and transfer agent:

Computershare Trust Company, NA
P. O. Box 43078
Providence, RI 02940-3078
(800) 633-4236
Internet: www.computershare.com

Dividends

Dividends are paid on or about the 15th day of February, May, August and November.

Dividend Reinvestment & Share Purchase Plan

The company's Dividend Reinvestment and Share Purchase Plan provides shareholders an opportunity to automatically reinvest quarterly dividends into additional SKT common shares, as well as the opportunity to purchase addtional SKT common shares directly. For information describing the Plan, please contact Investor Relations at (336) 834-6825.

Financial Information

The company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, along with our written charter for the individual committees of our Board of Directors, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are available on our website. For copies of these and other materials, contact Investor Relations at (336) 834-6825.

CEO/CFO Certification

In accordance with NYSE listing standards, our CEO certification required by Section 303A.12(a) of the NYSE Listed Company Manual has been filed with the NYSE. In addition, our CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act are filed as exhibits to the Annual Report on Form 10-K.

Analyst Coverage

Banc of America Securities
Green Street Advisors
Merrill Lynch & Co.
Smith Barney Citigroup
Stifel, Nicolaus & Company, Inc.

Annual Meeting Notice

Shareholders are cordially invited to attend the annual meeting on Friday, May 18, 2007 at 10:00 a.m. at the O. Henry Hotel, 624 Green Valley Rd, Greensboro, NC.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, Greensboro, NC

Legal Counsel

Latham & Watkins, New York, NY
Vernon Vernon Wooten Brown Andrews & Garrett, Burlington, NC


GAP
OUTLET
PARK CITY, UT

END

Tanger Factory Outlet Centers, Inc.
3200 Northline Ave., Suite 360, Greensboro, NC 27408
Phone 336-292-3010 | Fax 336-852-2096
NYSE: SKT | www.tangeroutlet.com

SKT Listed NYSE

002CS-14004